Form 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of November, 2003

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.
(Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar
São Paulo, SP, Brazil 01317-910
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM

1.	Press Release dated November 05, 2003

2.	Independent Accountants’ Review Report for the quarter and nine months ended September 30, 2003

ITEM 1

ULTRAPAR PARTICIPAÇÕES S.A.

(NYSE: UGP/ BOVESPA:UGPA4)

THIRD QUARTER 2003 INFORMATION AND RESULTS
(São Paulo, Brazil, November 5, 2003)

      28% REVENUE GROWTH IN 3Q03
COMPARED TO 3Q02 11% EBITDA INCREASE IN 9M03
COMPARED WITH 9M02 34% NET INCOME GROWTH
COMPARING THE FIRST 9 MONTHS FOR 2003 AND 2002

“During the third quarter 2003, we took two important steps forward in the drive for growth in our business activities: the acquisition of Shell Gás, making Ultragaz the leader in LPG distribution, and the acquisition of Canamex, the first move in the direction of Ultrapar’s internationalization. Our work is focused on achieving consistency in results and in the expansion of our businesses, always with the creation of shareholder value uppermost in our minds.”

Paulo G. A. Cunha – CEO

Ultrapar Participações S.A. UGPA4 = R$ 30.80 / 1,000 shares UGP = US$ 10.42 / ADR (09/30/03)

3rd Quarter 2003 - Overview

Ultrapar, a company engaged in LPG distribution (Ultragaz), chemical production (Oxiteno), as well as logistics of oil and chemical products (Ultracargo), reported the following results for the third quarter 2003:

Financial Performance Ultrapar Consolidated*	3Q03	3Q02	2Q03	Δ (%) 3Q03x3 Q02	Δ (%) 3Q03x2 Q03	9M03	9M02	Δ (%) 9M03x9M 02

Net Sales	1,063	833	933	28%	14%	2,930	2,087	40%
Gross Profit	220	224	188	(2%)	17%	600	518	16%
Operating Profit	105	129	85	(19%)	24%	280	257	9%
EBITDA	144	160	119	(10%)	21%	385	347	11%
Net Income	76	73	52	4%	46%	187	140	34%
Earnings per 1,000 shares	1.09	1.04	0.74	5%	47%	2.69	2.31	16%

In millions of R$ (except EPS)

(*)Ultrapar underwent a corporate restructuring during 2002. While the restructuring was completed in December of that year, it was based on June 30, 2002 financial statements. For the purpose of the explanations hereof, we have used pro-forma statements which re-states 3Q02 minority interest and net income to incorporate the effects of the restructuring. Such pro-forma financial statements are an integral part of the notes in Ultrapar’s ITR.

Sales Volume - LPG	3Q03	3Q02	2Q03	Δ (%) 3Q03x3 Q02	Δ (%) 3Q03x2 Q03	9M03	9M02	Δ (%) 9M03x9M 02
(thousand ton)
Total	378.3	341.8	310.4	11%	22%	978.6	975.5	0%
Bottled	252.7	209.4	198.9	21%	27%	630.8	589.5	7%
Bulk	125.6	132.4	111.4	(5%)	13%	347.8	386.0	(10%)

Sales Volume - Chemicals	3Q03	3Q02	2Q03	Δ (%) 3Q03x3 Q02	Δ (%) 3Q03x2 Q03	9M03	9M02	Δ (%) 9M03x9M 02
(thousand ton)
Total	123.8	120.9	110.6	2%	12%	352.3	314.7	12%
Domestic	75.9	72.2	61.5	5%	23%	207.5	197.6	5%
Exports	47.8	48.7	49.1	(2%)	(3%)	144.8	117.1	24%

Highlights

➢	Acquisition of Shell Gás. On August 8, 2003, Ultrapar acquired Shell Gás, Shell’s LPG distribution operation in Brazil and became the market leader for LPG distribution in Brazil (more details disclosed in the Material Fact published on August 9 2003 and available on Ultrapar’s website: www.ultra.com.br). The acquisition price, which was R$ 170.6 million, includes the purchase of 100% of the shares of Shell Gás and the paying down of its debt.

➢	Acquisition of Canamex. On October 15, 2003, Ultrapar signed the definitive contract to acquire the Berci Group’s chemical business (CANAMEX), a specialty chemical Mexican producer, thus taking the first step towards the internationalization of the Company’s operations (more details disclosed in the Material Fact published on October 16, 2003 and available on Ultrapar’s website: www.ultra.com.br). With this acquisition, Ultrapar aims to establish a growing foothold in the Mexican market for specialty chemicals and create a production and distribution platform for sales into the United States. The value of the acquisition was US$ 10.25 million, with no assumption of any remaining debt. Closing is expected to take place during the month of November.

➢	Construction of the Santos Intermodal Terminal (TIS). During this quarter, work was started on the construction of the Santos Intermodal Terminal (TIS). This terminal will serve as a base for the export of chemical products, alcohol and soybean oil. Investments are estimated at R$ 36.0 million, the terminal having a storage capacity of chemical products of 33,500 m3. The TIS is scheduled to become operational in early 2005.

Ultrapar and the Macroeconomic Environment

The third quarter was characterized by financial market´s optimism over Brazilian government’s macroeconomic policy conduction. The approval of social security bill in Senate and tax reform bill in first turn in Congress drove sovereign risk to lower levels and increased the flow of foreign capital into Brazil, maintaining a strengthened Real. In spite of lack luster economic activity during most of the quarter, from the real economy point of view, we were able to detect signs of an economy recovery in September.

Performance at Ultragaz was generally in line with 3Q02, in spite of successive increases in LPG ex-refinery prices during 2002, market demand retraction and migration of customers to natural gas. The acquisition of Shell Gás added 46.7 thousand tons of LPG to Ultragaz’s sales volume in 3Q03. The incorporation of Shell Gás is proceeding according to plan and the benefits of the acquisition should be seen more significantly in Ultragaz’s 2004 results.

As anticipated in the announcement of our 2Q03 results, the fall in nafta prices in the international market during the second quarter of this year only begun to feed through to Oxiteno’s costs in the third quarter contributing to the quarter-over-quarter margin improvement, which increased to 40%, up from 36% in 2Q03.

Ultracargo continues to address the opportunities presented by the growing demand for infrastructure logistics in Brazil, the deregulation in the oil and oil products sector, and the sharp growth in exports of vegetable oils and alcohol. The impact of Ultracargo´s 2002 capital expenditure program was already noticeable in the third quarter, with the division posting a 30% increase in EBITDA compared with the same quarter in 2002. The Liquid Fuel Terminal in Montes Claros is nearing completion and will add some 4,400 m3 of storage capacity from the first quarter in 2004. The Tatuí Intermodal Terminal, also scheduled to become operational in the first quarter of 2004, will have a storage capacity of 2,500 m2 and is designed to receive petrochemical resins production from the Triunfo Petrochemical Complex/RS for subsequent distribution throughout the state of São Paulo.

Operating Performance

Ultragaz. In comparison with 3Q02, the Brazilian LPG market eased 3% in 3Q03, due (i) to slow economic activity, especially in July and August 2003, and (ii) to the loss of contracts with large LPG customers to suppliers of natural gas during the first half of 2003. However, compared with the second quarter 2003, despite the seasonal growth of the third quarters (of approximately 3.5%, considering the average of the last seven years) the market presented a positive trend, with a 7% increase in sales volume. The chart below presents year-over-year sales volume change in the LPG market since the January 2002 deregulation of LPG prices charged by Petrobras to distributors.

LPG Market – % Change of year-over-year sales volume

Excluding the sales volume from Shell Gás, Ultragaz posted a growth of 7% compared with the second quarter 2003, in line with the market. Including Shell Gás, sales volume increased 22% over 2Q03 and 11% on a year-over-year basis.

Sales Volume – Ultragaz (in thousand ton)

Sales volume in the bottled segment, served mainly by 13 Kg cylinders, increased by 21%, or 43.3 thousand tons, compared to the third quarter 2002. Of this increase, 36.4 thousand tons reflected the Shell Gás acquisition, with the balance coming from growth in the Southeast region. In the bulk segment, comprising mainly of industrial and commercial consumers, 3Q03 sales volume reported a fall of 5%, or 6.8 thousand tons, compared to 3Q02. This decrease is mainly the result of industrial companies located along the Brazil-Bolivia gas pipeline that converted their energy source to natural gas. The stronger losses (clients with high sales volume) occurred more intensively in the second semester of 2002 and first semester of 2003. The incorporation of 10.3 thousand tons sold to the bulk segment with the acquisition of Shell Gás, helped reduce the loss to natural gas during this quarter.

Oxiteno. Oxiteno is the only producer of Ethylene Oxide and its main derivatives in the Southern Cone, as well as a large producer of specialty chemicals. Oxiteno’s products are used throughout many industrial sectors, including PET packaging, paints, cosmetics and detergents.

Sales volume of Oxiteno totaled 123.8 thousand tons in 3Q03, 2% higher than the same period last year. The domestic market accounted for 75.9 thousand tons, 5% higher than the volume sold in 3Q02, mainly due to (i) an inventory replacement process in practically all of the segments where Oxiteno operates, specially in September 2003; (ii) greater penetration in the agricultural chemical sector, a segment which has also been growing strongly this year; and (iii) the acquisition of new clients substituting imports. Exports totaled 47.8 thousand tons, 2% lower than in 3Q02, due to Oxiteno’s continued strategy of giving priority to the domestic market, which, presented substantial sales volume in September.

In the first nine months of 2003, Oxiteno’s sales volume reached 352.3 thousand tons, a growth of 12% compared to 2002. In addition to the performance in 3Q03, volumes also were year-over-year higher in the first semester of 2003 due to restrictions on ethylene supplies from Braskem in the first semester of 2002.

Sales Volume – Oxiteno (in thousand ton)

Ultracargo. Ultracargo is the leader in logistics for oil and chemical products in Brazil. The company offers transportation services using its own and third-party fleets, and storage services through warehousing facilities at port terminals and rail junctions. Transportation services include integrated multi-modal transportation, as well as receiving and dispatching customers’ goods. The company also offers ship loading and unloading services, the operation of pipelines, logistics programming and installation engineering.

In 3Q03, the transportation segment increased the kilometrage covered in 23% following additions to its customer base, mainly in the gases and solid bulk segments. In the storage segment, utilized tank capacity increased in 3Q03 by 8% year-over-year, specially due to the additional 20,000 thousand cubic meters of installed capacity at Aratú terminal in June.

Economic Performance – Financial

Net Sales – Ultrapar’s consolidated net sales in 3Q03 was R$ 1,063.3 million, an increase of 28% when compared with 3Q02 and 14% quarter-over-quarter. For the first nine months of 2003, Ultrapar reported net sales 40% higher than for the same period in 2002, at R$ 2,930.3 million.

Ultragaz – Net sales at Ultragaz totaled R$ 717.9 million in 3Q03, an increase of 37% compared with 3Q02. Improved sales is compatible with the increase in LPG costs during 2002 and the incorporation of Shell Gás in August 2003. For the 9M03 period, net sales was R$ 1,903.5 million, a growth of 37% when compared with the same period for 2002.

Oxiteno – Net sales in 3Q03 was R$ 308.5 million, an increase of 10% compared to 3Q02. Despite the 6% appreciation of the real between third quarters, Oxiteno´s net sales rose by 10% due to (i) growth in sales volume, (ii) improved sales mix and (iii) a recovery in the international market prices for commodity chemicals. Oxiteno’s accumulated net sales for the first nine months of 2003 was R$ 923.9 million, a growth of 46% compared with the same period in 2002.

Ultracargo – Net sales in 3Q03 was R$ 46.5 million, 34% higher than 3Q02. This increase is mainly due to an increase in the customer base in the transportation segment as well as increased capacity in the storage segment. In the first nine months of 2003, Ultracargo’s net sales was R$ 131.1 million, a growth of 42% compared to the same period for 2002.

Cost of Sales and Services – The cost of sales and services at Ultrapar in 3Q03 amounted to R$ 843.2 million, a 38% increase compared with R$ 608.9 million in 3Q02. Year-to-date 2003, Ultrapar’s cost of sales and services increased 49% when compared with the same period for 2002.

Ultragaz – Ultragaz’s cost of sales was R$ 607.8 million, compared with R$ 421.9 million in 3Q02. The unit cost of sales at Ultragaz increased by 31% in the comparison between third quarters, mainly due to higher LPG prices charged by Petrobras to its distributors (ex-refinery price) which was adjusted in 36% due to higher LPG prices in the international market and the depreciation of the real between September and December 2002.

Oxiteno – Oxiteno’s cost of sales totaled R$ 215.0 million, versus R$ 174.0 million in 3Q02. The 3Q03 unit cost of sales at Oxiteno was 21% higher than in 3Q02, mainly due to the 24% increase of ethylene prices in reais. This rise in ethylene prices is the result of a 25% increase in the dollar price of naphtha plus the effect of exchange variation. Due to the pricing system of naphtha in Brazil, Oxiteno’s unit variable cost presented a 8% reduction when comparing 3Q03 with 2Q03.

Oxiteno-Evolution of contribution margin and variable costs

Ultracargo – Ultracargo’s cost of services rendered increased by 36% in 3Q03, compared with the same period last year. The unit cost of services rendered by the storage segment increased year-over-year by 18%. The costs of nitrogen, utilized to clean the tanks, contributed to this increase. The unit cost of services rendered by the transportation segment increased by 11%, reflecting the increase in fuel prices and third party freight costs.

Selling, General and Administrative Expenses – Ultrapar’s SG&A expenses totaled R$ 116.3 million in 3Q03, while in the same period 2002, these expenses were R$ 95.4 million. For the 9M03 period, Ultrapar reported R$ 323.8 million in SG&A expenses, 23% higher than in the same period of 2002.

Ultragaz – SG&A expenses at Ultragaz were R$ 65.7 million in the quarter, R$ 13.0 million higher than in third quarter 2002. Of this amount, R$ 3.0 million are SG&A expenses of Shell Gás, incorporated in August 2003. Excluding this effect, the increase in expenses was R$ 10.0 million (19% year-over-year), which is mainly attributed to a R$ 5.6 million growth in depreciation expenses, consistent with the capital expenditures amount, and a R$ 2.5 million increase in payroll expenses, due to the collective wage agreement negotiated in September 2002.

Oxiteno – Oxiteno’s 3Q03 SG&A expenses grew 14% from the R$36.9 million of 3Q02 to R$ 42.2 million of 3Q03. Sales expenses were up R$ 2.7 million (18%), mainly due to a R$ 4.3 million increase in freight costs, partially compensated by the reversal of a R$ 3.0 million provision for doubtful accounts made at the end of 2001, related to clients in Argentina. Administrative expenses grew by R$ 2.1 million (10%), mainly as a function of higher payroll expenses, for which contributed the collective wage agreement negotiated in the second semester of 2002.

Ultracargo – Ultracargo’s SG&A expenses were R$ 10.0 million, a R$ 2.5 million growth compared to 3Q02, reflection of an increase in administrative expenses. This increase was due (i) to hiring of new employees, related to the growth in the division´s operations, and (ii) to collective wage agreements celebrated in the second semester of 2002.

EBITDA – Ultrapar posted 3Q03 Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA) of R$ 143.8 million, 10% below the R$ 160.1 million for the same quarter in 2002. When compared to 2Q03, Ultrapar’s EBITDA registered a 21% growth. For the first nine month period in 2003, Ultrapar’s EBITDA was 11% higher than the EBITDA reported for the same period in 2002, reaching R$ 384.6 million.

Ultragaz – Ultragaz reported an EBITDA of R$ 68.9 million, at the similar level of the R$ 71.7 million recorded in 3Q02, and 12% above than in 2Q03.

Oxiteno – Oxiteno´s EBITDA was R$ 62.2 million in 3Q03 and R$ 78.7 million in 3Q02. The comparison with 3Q02 should be analyzed in the light of the effects of fluctuations in exchange rate and the increase of unit variable costs in Oxiteno’s results. EBITDA posted an increase of 37% when compared with 2Q03.

Ultracargo – Ultracargo reported an EBITDA of R$ 10.8 million, 30% higher than the same period in 2002 and 7% higher than in 2Q03.

EBITDA
(R$ million)

Financial Income (expense), net – Ultrapar reported a net financial expense of R$ 12.3 million in 3Q03, against a net income of R$ 20.2 million in 3Q02. The quarter’s financial result was impacted by lower average balance of cash investments due to the disbursement of R$ 170.6 million for the Shell Gás acquisition in August 2003. Additionally, the financial result for 3Q02 was positively impacted by the effect of the real’s depreciation on our overseas investments. Ultrapar closed the quarter with a net debt of R$ 108.7 million, and with a dollar exposure of R$ 70.3 million. The breakdown of Ultrapar’s debt with details of costs and maturities is to be found on the last page of this report.

Non-operating income (expenses), net – In 3Q03, Ultrapar reported a non-operating income of R$ 1.4 million. In 3Q02, we reported a non-operating expense of R$ 42.8 million as a result from the R$40.5 million provision related to our investment in Norquisa. The amount of the provision reflected estimates of the market value of Norquisa’s assets.

Net Income – Consolidated 3Q03 net income was R$ 75.8 million, a year-over-year 4% growth. Comparing the first nine months of 2003 with 2002, Ultrapar’s net income grew 34% to R$ 187.4 million.

Capital Expenditures – CAPEX totaled R$ 48.9 million in 3Q03, allocated as follows:

  At Ultragaz, primarily to the expansion in the bulk segment (UltraSystem), gas bottles and installing the ERP system;

  At Oxiteno, CAPEX focused on the modernization of the industrial facilities, installation of ERP system and development of new products;

  At Ultracargo, investments in the construction of the Liquid Fuel Terminal in Montes Claros and the Tatuí Intermodal Terminal.
			Consolidated Investments, including the acquisition of shareholding
CAPEX 3Q03	R$ MM	% of Total	(R$ MM)

Ultragaz	28.4	58%
Oxiteno	13.2	27%
Ultracargo	7.3	15%
Ultrapar	48.9	100%

Note: 4Q02 includes, among others, the acquisition of minority shareholders of Oxiteno of R$ 208.0 million. 3T03 includes, among others, the acquisition of Shell Gás of R$ 170.6 million.

Ultrapar in the capital markets

Ultrapar’s shares rose 16.2% in 3Q03, while the Ibovespa increased by 23.4% in the same period.

Share Buy-back – During 3Q03 Ultrapar repurchased 13,600,000 of its own shares.

Outlook

Ultrapar has advanced in its strategy of growth and consolidating its position in its chosen markets with the acquisitions of Shell Gás and the chemical assets of the Berci Group in Mexico (CANAMEX). We believe that important shareholder value will be reached with the integration of operations, and through capturing synergies from these acquisitions.

Ultragaz consolidated its leadership in the Brazilian LPG market through the territorial expansion occurred in the last five years and the acquisition of Shell Gás. Looking forward, in addition to market growth in Brazil, Ultragaz will also seek expansion opportunities abroad. Oxiteno will continue to pursue new products and technologies as well as break into new markets through acquisitions both in Brazil and overseas. The CANAMEX acquisition aims to establish a growing presence in the Mexican specialty chemical market and serve as a platform for Oxiteno’s expansion into Latin America and United States. Finally, investments in expanding Ultracargo are in process, with most significant results being expected in 2005.

Forthcoming Events

Results Release:

On November 07, 2003, Ultrapar will host a conference call with investment analysts to discuss the company’s third quarter 2003 performance and the outlook.

Conference Call in Portuguese: 11:00 a.m. (Brasilia time)
Dial-in for pre-registering: 55 11 4613-0512
Website to pre-register: www.ccall.com.br/thomson
Password for participants: 200+ registration number to be provided on pre-registration
Please call 5 minutes prior to the conference call time on 55 11 4613-0500 with your password and registration number to hand.

Conference Call in English: 12:00 p.m. (Brasília time) / 9:00 a.m. (New York time)
Dial-in to pre-register:
Calling from Brazil: 11 4613-0512
Calling from abroad: 55 11 4613-0513
Website: www.ccall.com.br/thomson (Click on version in English)
Participant Password: 409 + Personal Identification Number (PIN)
Connecting Telephones:
Calling from Brazil: 11 4613-0503
Calling from the USA: 1-786-924-8430 or 1-888-340-8477 (toll free)
Have your password and registration number to hand

Following the conference calls, replays will be made available until November 17, 2003 at the following numbers:

Conference Call in Portuguese:
Telephone: 55 11 4613-0501 (Password 200)

Conference Call in English

For participants calling from Brazil: 11 4613-0502 (password 409)
For participants calling from the USA: 1-703-788-1236 or 1-866-812-0442 (Password 409)

Operational and Financial Summary

Financial Focus	3Q03	3Q02	2Q03	9M03	9M02

Ultrapar EBITDA Margin	14%	19%	13%	13%	17%

Ultrapar Net Margin	7%	8.7%	5.5%	6.4%	6.7%

Human Resources Focus	3Q03	3Q02	2Q03	9M03	9M02

Employees - Ultrapar	6,317	5,951	5,917	6,317	5,951

Employees - Ultragaz	4,429	4,133	4,026	4,429	4,133

Employees - Oxiteno	919	909	923	919	909

Employees - Ultracargo	782	734	784	782	734

Capital Market Focus	3Q03	3Q02	2Q03	9M03	9M02

Total Shares (million)	69,691	69,691	69,691	69,691	64,016(*)

Market Value – R$ million	2,112	1,428	1,847	1,751	1,332

BOVESPA Average Daily Volume – thousand shares	26,077	17,058	45,073	30,150	24,555

BOVESPA Average Daily Volume – R$000	729,338	351,285	1,076,565	755,921	509,569

BOVESPA Average Price of the period – R$ / 000
shares	27.97	20.59	23.89	25.07	20.75

Total ADRs[1] at NYSE (000 ADRs)	4,388	4,345	4,272	4,388	4,345

ADRs Average Daily Volume	11,348	14,091	16,248	12,774	19,742

ADRs Average Daily Volume – US$000	105,999	90,843	130,673	103,975	158,220

ADR Average price in the period (US$)	9.34	6.45	8.04	8.14	8.01

TOTAL[2] Average Daily Volume – thousand shares	37,426	31,149	61,321	42,586	44,297

TOTAL[2] Average Daily Volume – R$000	1,043,778	638,312	1,471,336	1,078,489	919,318

1 1 ADR = 1.000 preferred shares
2 Total = BOVESPA + NYSE
(*) In 2002 Ultrapar underwent a corporate restructuring in its business. While the restructuring was completed in December of that year, it was based on June 30, 2002 financial statements. The number of shares reflects such restructuring.

All financial information has been prepared in accordance with Brazilian corporate law accounting. All figures are given in Brazilian Reais, except on page 18 where they were converted into U.S. dollars, based on the average commercial exchange rate for the corresponding periods.

This document may contain forecasts as to future events. Such forecasts reflect merely expectations on the part of the Company’s management. Words such as “believe”, “expect”, “plan”, “strategy”, “prospect”, “forecast”, “estimate”, “project”, “anticipate”, “can” and other words with a similar meaning, are to be understood as preliminary declarations as to future expectations and projections. Such declarations are subject to risks and uncertainties forecasted or otherwise by the Company and may make the effective results significantly different from those that have been projected. For this reason, the reader should not base his/her decisions solely on these estimates.

For further information please contact: Investor Relations Department Ultrapar Participações S.A (55 11) 3177-6695 invest@ultra.com.br www.ultra.com.br

ULTRAPAR PARTICIPAÇÕES S/A
CONSOLIDATED BALANCE SHEET
In millions of reais - Corporate law

	QUARTERS ENDED IN

	SEP	SEP	JUN

	2003	2002	2003

ASSETS
Cash and cash equivalents	575.5	863.8	676.3
Trade accounts receivable	300.1	248.0	277.1
Inventories	135.0	92.3	140.9
Other	157.5	152.3	177.9

Total Current Assets	1,168.1	1,356.4	1,272.2

Investments	65.9	45.2	33.4
Property, plant and equipment	917.3	754.5	807.7
Deferred charges	84.0	76.7	85.8
Other long term assets	74.8	67.1	53.5

Total Long Term Assets	1,142.0	943.5	980.4

TOTAL ASSETS	2,310.1	2,299.9	2,252.6

LIABILITIES AND STOCKHOLDERS' EQUITY
Loans and financing	337.6	223.0	201.1
Suppliers	62.0	68.6	88.7
Salaries and payroll charges	69.0	54.0	52.9
Taxes	16.9	20.8	12.0
Other accounts payable	20.9	227.0	22.9

Total Current Liabilities	506.4	593.4	377.6

Loans and financing	346.6	402.0	470.3
Income and social contribution taxes	30.4	39.6	30.2
Other long term liabilities	49.0	79.2	40.9

Total Long Term Liabilities	426.0	520.8	541.4

TOTAL LIABILITIES	932.4	1,114.2	919.0

STOCKHOLDERS' EQUITY
Capital	664.0	664.0	664.0
Revalution reserves	24.7	28.7	25.2
Profit reserves	499.3	339.8	499.6
Retained earnings	155.5	121.1	112.3

Total Stockholders' Equity	1,343.5	1,153.6	1,301.1

Minority Interests	34.2	32.1	32.5

TOTAL STOCKHOLDERS' EQUITY & M.I.	1,377.7	1,185.7	1,333.6

TOTAL LIAB. AND STOCKHOLDERS' EQUITY	2,310.1	2,299.9	2,252.6

Cash	575.5	863.8	676.3
Debt	684.2	624.9	671.4

Net cash (debt)	(108.7)	238.9	4.9

     ULTRAPAR PARTICIPAÇÕES S/A
CONSOLIDATED STATEMENT OF INCOME
In millions of reais (except per share data) - Corporate law

	QUARTERS ENDED IN			ACCUMULATED

	JUN	JUN	MAR	JUN	JUN

	2003	2002	2003	2003	2002

Net sales	932.7	674.3	934.2	1,866.9	1,253.9

Cost of goods sold	(744.8)	(512.9)	(741.7)	(1,486.5)	(959.9)

Gross profit	187.9	161.4	192.5	380.4	294.0

Operating expenses
Selling	(38.2)	(27.5)	(36.8)	(75.0)	(52.2)
General and administrative	(43.5)	(40.2)	(45.1)	(88.6)	(75.9)
Depreciation and amortization	(22.3)	(21.0)	(21.7)	(44.0)	(40.0)

Other operating results	1.2	1.5	0.7	1.9	2.3

Income before equity and financial
results	85.1	74.2	89.6	174.7	128.2

Financial results
Financial income	(70.4)	81.4	2.5	(67.9)	103.6
Financial expenses	59.1	(58.8)	(6.1)	53.0	(72.7)
Taxes on financial activities	(7.7)	(7.8)	(8.7)	(16.4)	(15.4)
Equity in earnings (losses) of affiliates
Affiliates	-	-	(0.4)	(0.4)	1.1
Benefit of tax holidays	11.2	7.7	12.9	24.1	13.9

Non-operating income (expense)	(0.2)	(0.4)	(0.9)	(1.1)	(1.7)

Income before taxes	77.1	96.3	88.9	166.0	157.0

Social contribution and income tax	(23.7)	(22.9)	(28.9)	(52.6)	(45.2)

Income before minority interest	53.4	73.4	60.0	113.4	111.8

Minority interest	(1.8)	(30.8)	-	(1.8)	(44.8)

Net Income	51.6	42.6	60.0	111.6	67.0

EBITDA	118.8	104.9	122.1	240.9	187.4
Depreciation and amortization	33.8	30.7	32.4	66.2	59.1
Investments	56.6	57.1	48.2	104.8	86.4

RATIOS

Earnings / 1,000 shares	0.74	0.81	0.86	1.60	1.26

Net debt / Stockholders' equity	Na	Na	0.02	-	-
Net debt / LTM EBITDA	Na	Na	0.04	-	-
Net interest expense / EBITDA	0.16	Na	0.10	0.13	Na

Operating margin	9%	11%	10%	9%	10%
EBITDA margin	13%	16%	13%	13%	15%

     ULTRAPAR PARTICIPAÇÕES S/A
CONSOLIDATED CASH FLOW STATEMENT
In millions of reais - corporate law

	SEP

	2003	2002

Cash Flows from operating activities	190.0	385.1
Net income	187.4	139.8
Minority interest	3.7	53.6
Depreciation and amortization	104.8	90.3
Working capital	(47.0)	(97.4)
Financial expenses (A)	(55.4)	152.4
Other	(3.5)	46.4

Cash Flows from investing activities	(323.0)	(149.7)
Additions to property, plant, equipment and deferred charges	(151.1)	(149.5)
Disposals of permanent assets	6.4	3.2
Acquisition of minority interests (including treasury shares)	(174.3)	(4.8)
Dividends received from affiliates	-	0.4
Other	(4.0)	1.0

Cash Flows from financing activities	70.6	(27.6)
Short term debt, net	(5.8)	52.6
Issuances	255.1	61.1
Debt payments	(91.2)	(66.6)
Related companies	(0.7)	(1.5)
Dividends paid (B)	(80.2)	(60.6)
Other	(6.6)	(12.6)

Net increase (decrease) in cash and cash equivalents	(62.4)	207.8

Cash and cash equivalents at the beginning of the period	637.9	656.0

Cash and cash equivalents at the end of the period	575.5	863.8

Supplemental disclosure of cash flow information
Cash paid for interest (C)	31.9	23.4
Cash paid for taxes on income (C)	17.9	35.9
Supplier financing of acquisition of property, plant and equipment	-	2.8

(A)	Not including financial income. Comprised basically of financial expenses, in particular, exchange variations.
(B)	Including dividends paid by Ultrapar and its subsidiaries.
(C)	Included in cash flow from operating activities.
(D)	Included ICMS on the Property, plant and equipment according to Law Complemental no. 102/2000.

ULTRAGAZ PARTICIPAÇÕES LTDA.
CONSOLIDATED BALANCE SHEET
In millions of reais - Corporate law

	QUARTERS ENDED IN

	SEP	SEP	JUN

	2003	2002	2003

OPERATING ASSETS
Trade accounts receivable	155.8	121.8	143.9
Inventories	33.8	13.2	23.1
Other	74.4	65.1	86.7
Property, plant & equipment	476.7	346.4	379.7
Deferred charges	80.4	73.6	76.3

TOTAL OPERATING ASSETS	821.1	620.1	709.7

OPERATING LIABILITIES
Suppliers	29.3	34.5	41.2
Salaries and payroll charges	33.7	25.8	27.0
Taxes	1.6	1.2	1.3
Other accounts payable	3.1	1.4	3.2

TOTAL OPERATING LIABILITIES	67.7	62.9	72.7

     ULTRAGAZ PARTICIPAÇÕES LTDA.
CONSOLIDATED STATEMENT OF INCOME
In millions of reais - Corporate law

	QUARTERS ENDED IN			ACCUMULATED

	SEP	SEP	JUN	SEP	SEP

	2003	2002	2003	2003	2002

Net sales	717.9	525.9	616.7	1,903.5	1,388.4

Cost of sales and services	(607.8)	(421.9)	(520.0)	(1,626.7)	(1,114.9)

Gross profit	110.1	104.0	96.7	276.8	273.5

Operating expenses
Selling	(21.8)	(17.5)	(19.6)	(58.7)	(49.1)
General and administrative	(18.9)	(15.8)	(16.4)	(52.2)	(45.8)
Depreciation and amortization	(25.0)	(19.4)	(20.9)	(66.3)	(57.0)

Other operating results	(0.5)	1.0	0.9	0.6	2.4

EBIT	43.9	52.3	40.7	100.2	124.0

EBITDA	68.9	71.7	61.6	166.5	181.0
Depreciation and amortization	25.0	19.4	20.9	66.3	57.0

RATIOS

Operating margin	6%	10%	7%	5%	9%
EBITDA margin	10%	14%	10%	9%	[13] %

OXITENO S/A - INDÚSTRIA E COMÉRCIO
CONSOLIDATED BALANCE SHEET
In millions of reais - Corporate law

	QUARTERS ENDED IN

	SEP	SEP	JUN

	2003	2002	2003

OPERATING ASSETS
Trade accounts receivable	126.1	113.3	116.3
Inventories	99.3	77.6	116.1
Other	27.2	22.5	37.2
Property, plant & equipment	333.4	311.6	323.3
Deferred charges	3.7	4.9	10.0

TOTAL OPERATING ASSETS	589.7	529.9	602.9

OPERATING LIABILITIES
Suppliers	27.7	30.3	43.6
Salaries and payroll charges	27.8	23.2	20.1
Taxes	7.2	6.5	4.8
Other accounts payable	16.0	223.6	18.0

TOTAL OPERATING LIABILITIES	78.7	283.6	86.5

OXITENO S/A - INDÚSTRIA E COMÉRCIO
CONSOLIDATED STATEMENT OF INCOME
In millions of reais - Corporate law

	QUARTERS ENDED IN			ACCUMULATED

	SEP	SEP	JUN	SEP	SEP

	2003	2002	2003	2003	2002

Net sales	308.5	281.6	282.2	923.9	632.2

Cost of goods sold
Variable	(186.7)	(145.4)	(179.7)	(563.5)	(344.8)
Fixed	(20.6)	(21.2)	(18.8)	(60.6)	(55.7)
Depreciation and amortization	(7.7)	(7.4)	(7.7)	(23.0)	(21.8)

Gross profit	93.5	107.6	76.0	276.8	209.9

Operating expenses
Selling	(17.4)	(14.7)	(18.6)	(55.4)	(35.3)
General and administrative	(23.2)	(21.1)	(19.5)	(64.1)	(57.3)
Depreciation and amortization	(1.6)	(1.1)	(1.0)	(3.5)	(2.7)

Other operating results	1.6	(0.5)	(0.1)	2.0	0.8

EBIT	52.9	70.2	36.8	155.8	115.4

EBITDA	62.2	78.7	45.5	182.3	139.9

Depreciation and amortization	9.3	8.5	8.7	26.5	24.5

RATIOS

Operating margin	17%	25%	13%	17%	18%
EBITDA margin	20%	28%	16%	20%	[22] %

ULTRACARGO PARTICIPAÇÕES LTDA.
CONSOLIDATED BALANCE SHEET
In millions of reais - Corporate law

	QUARTERS ENDED IN

	SEP	SEP	JUN

	2003	2002	2003

OPERATING ASSETS
Trade accounts receivable	19.4	14.4	16.9
Inventories	1.9	1.4	1.7
Other	2.7	1.3	2.1
Property, plant & equipment	93.9	82.6	91.2
Deferred charges	1.9	0.5	1.6

TOTAL OPERATING ASSETS	119.8	100.2	113.5

OPERATING LIABILITIES
Suppliers	6.1	4.9	5.2
Salaries and payroll charges	7.2	4.8	5.5
Taxes	3.3	3.0	3.1
Other accounts payable	-	-	-

TOTAL OPERATING LIABILITIES	16.6	12.7	13.8

ULTRACARGO PARTICIPAÇÕES LTDA.
CONSOLIDATED STATEMENT OF INCOME
In millions of reais - Corporate law

	QUARTERS ENDED IN			ACCUMULATED

	SEP	SEP	JUN	SEP	SEP

	2003	2002	2003	2003	2002

Net sales	46.5	34.7	43.1	131.1	92.5

Cost of sales and services	(30.0)	(22.1)	(28.0)	(84.2)	(57.5)

Gross profit	16.5	12.6	15.1	46.9	35.0

Operating expenses
Selling	-	-	-	-	-
General and administrative	(9.8)	(7.3)	(9.0)	(27.3)	(20.7)
Depreciation and amortization	(0.2)	(0.2)	(0.2)	(0.6)	(0.6)

Other operating results	0.2	0.1	0.2	0.6	0.3

EBIT	6.7	5.2	6.1	19.6	14.0

EBITDA	10.8	8.3	10.1	30.9	22.2
Depreciation and amortization	4.1	3.1	4.0	11.3	8.2

RATIOS

Operating margin	14%	15%	14%	15%	15%
EBTIDA margin	23%	24%	23%	24%	24%

     ULTRAPAR PARTICIPAÇÕES S/A
CONSOLIDATED INCOME STATEMENT
In millions of US dollars (except per share data) - Corporate law

	QUARTERS ENDED IN			ACCUMULATED

	SEP	SEP	JUN	SEP	SEP

(US$ millions)	2003	2002	2003	2003	2002

Net sales
Ultrapar	362.3	266.2	312.4	933.9	781.1
Ultragaz	244.6	168.1	206.5	606.7	519.6
Oxiteno	105.1	90.0	94.5	294.5	236.6
Ultracargo	15.8	11.1	14.4	41.8	34.6

EBIT
Ultrapar	35.8	41.2	28.5	89.2	96.2
Ultragaz	15.0	16.7	13.6	31.9	46.4
Oxiteno	18.0	22.4	12.4	49.7	43.2
Ultracargo	2.3	1.7	2.1	6.2	5.2

Operating margin
Ultrapar	10%	15%	9%	10%	12%
Ultragaz	6%	10%	7%	5%	9%
Oxiteno	17%	25%	13%	17%	18%
Ultracargo	14%	15%	14%	15%	15%

EBITDA
Ultrapar	49.0	51.2	39.8	122.6	130.0
Ultragaz	23.5	22.9	20.6	53.1	67.7
Oxiteno	21.2	25.2	15.3	58.1	52.4
Ultracargo	3.7	2.7	3.4	9.8	8.3

EBITDA margin
Ultrapar	14%	19%	13%	13%	17%
Ultragaz	10%	14%	10%	9%	13%
Oxiteno	20%	28%	16%	20%	22%
Ultracargo	23%	24%	23%	24%	24%

Net income
Ultrapar	25.8	23.3	17.3	59.7	52.3

Net income/ 1000 shares (US$)	0.37	0.33	0.25	0.86	0.86

ULTRAPAR PARTICIPAÇÕES S/A
LOANS, CASH AND MARKETABLE SECURITIES
In millions of reais - Corporate law

Loans	Balance in September/2003

	Ultragaz	Oxiteno	Ultracargo	Ultrapar Holding	Other	Ultrapar Consolidated	Index/ Currency (*)	Interest Rate %		Maturity and Amortization Schedule
								Minimum	Maximum
Foreign Currency

International Finance Corporation - IFC	-	7.5	-	-	-	7.5	US$	9.4	9.4	Semiannually to 2003
Syndicated loan	179.0	-	-	-	-	179.0	US$	7.2	7.2	Semiannually to 2004
Financings for Inventories and Property Plant & Equipment	-	11.6	-	-	-	11.6	US$	4.9	8.0	Semiannually and Anually to 2004
Export prepayment, net of linked operations	-	225.7	-	-	-	225.7	US$	4.1	8.0	Monthly, Semiannually and Anually to 2008
National Bank for Economic and Social Development - BNDES	18.7	4.9	1.5	-	-	25.1	UMBNDES	10.2	12.2	Monthly to 2008
Advances on Foreign Exchange Contracts	-	35.0	-	-	-	35.0	US$	1.2	7.2	Maximum of 83 days

Subtotal	197.7	284.7	1.5	-	-	483.9

Local Currency

National Bank for Economic and Social Development - BNDES	104.9	56.1	8.3	-	-	169.3	TJLP or IGP-M	1.5	6.5	Monthly and semiannually until 2008
Agency for Financing Machinery and Equipment (FINAME)	3.2	2.2	20.3	-	-	25.7	TJLP	1.8	4.0	Monthly to 2008
Onlendings	-	5.3	-	-	-	5.3	TJLP	-	-	Monthly to 2009

Subtotal	108.1	63.6	28.6	-	-	200.3

Total	305.8	348.3	30.1	-	-	684.2

Composition per Annum

Up to 1 Year	228.2	100.8	8.6	-	-	337.6
From 1 to 2 Years	36.9	125.4	7.8	-	-	170.1
From 2 to 3 Years	27.6	85.2	6.8	-	-	119.6
From 3 to 4 Years	12.9	21.3	5.6	-	-	39.8
From 4 to 5 Years	0.2	14.2	1.3	-	-	15.7
From 5 to 6 Years	-	1.4	-	-	-	1.4

Total	305.8	348.3	30.1	-	-	684.2

(*) TJLP - Long Term Interest Rate / IGPM - Market General Price Index / UMBNDES - BNDES Basket of Currencies

	Balance in September/2003

	Ultragaz	Oxiteno	Ultracargo	Ultrapar Holding	Other	Ultrapar Consolidated

Cash and marketable securities	71.6	357.7	35.1	74.5	36.6	575.5

ITEM 2

Ultrapar Participações S.A.

Quarterly Financial Information for the Three and Nine-month Periods Ended September 30, 2003 and 2002 and Independent Accountants’ Review Report

Deloitte Touche Tohmatsu Auditores Independentes

INDEPENDENT ACCOUNTANTS’ REVIEW REPORT

To the Shareholders and Management of
Ultrapar Participações S.A.
São Paulo - SP

1.	We have reviewed the accompanying quarterly financial information of Ultrapar Participações S.A. (the “Company”) and subsidiaries as of and for the three and nine-month periods ended September 30, 2003 and 2002, prepared under the responsibility of management and in conformity with Brazilian accounting practices, consisting of the balance sheets (Company and consolidated), the statements of income and the performance report, all expressed in Brazilian reais.

2.	We conducted our reviews in accordance with specific standards established by the IBRACON - Brazilian Institute of Independent Auditors, together with the Federal Accounting Council, which consisted principally of: (a) inquiries of and discussions with persons responsible for the accounting, financial and operating areas as to criteria adopted in preparing the quarterly financial information, and (b) review of the information and subsequent events that had or might have had material effects on the financial position and operations of the Company and its subsidiaries.

3.	Based on our reviews, we are n ot aware of any material modification that should be made to the quarterly financial information referred to in paragraph 1 for it to be in conformity with Brazilian accounting practices and standards issued by the Brazilian Securities Commission (CVM), specifically applicable to the preparation of mandatory quarterly information.

4.	The accompanying quarterly financial information has been translated into English for the convenience of readers outside Brazil.

São Paulo, October 28, 2003

DELOITTE TOUCHE TOHMATSU Auditores Independentes	Altair Tadeu Rossato Engagement Partner

The original of this report has been delivered to the Company, duly signed, accompanied by the quarterly financial information (ITR) sheets, initialed only for identification purposes.

FEDERAL PUBLIC SERVICE	Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	September 30, 2003
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

REGISTRATION WITH CVM DOES NOT IMPLY ANY ANALYSIS OF THE COMPANY. COMPANY MANAGEMENT IS RESPONSIBLE FOR THE ACCURACY OF THE INFORMATION PROVIDED.

01.01 - IDENTIFICATION

1 – CVM CODE	2 – COMPANY NAME	3 – CORPORATE TAXPAYER NUMBER (CNPJ)
01846-5	ULTRAPAR PARTICIPAÇÕES S.A.	33.256.439/0001-39
4 – State Registration Number – NIRE 35.300.109,724

01.02 – HEAD OFFICE

1 – FULL ADDRESS Av. Brigadeiro Luiz Antonio, 1343 - 9º		2 – DISTRICT Bela Vista
3 – POSTAL CODE 01317 -910		4 – MUNICIPALITY São Paulo		5 – STATE SP
6 – AREA CODE 11	7 – TELEPHONE 3177-6513	8 – TELEPHONE 3177-6764	9 – TELEPHONE 3177-6421	10 – TELEX
11 – AREA CODE 11	12 – FAX 3177-6107	13 – FAX 3177-6246	14 – FAX
15 – E-MAIL invest@ultra.com.br

01.03 – INVESTOR RELATIONS DIRECTOR (Company Mail Address)

1 – NAME Fabio Schvartsman		2 – FULL ADDRESS Av. Brigadeiro Luiz Antonio, 1343 – 9º
3 – DISTRICT Bela Vista	4 – POSTAL CODE 01317-910	5 – MUNICIPALITY São Paulo		6 – STATE SP
7 – AREA CODE 11	8 – TELEPHONE 3177-6482	9 – TELEPHONE 3177-6513	10 – TELEPHONE 3177-6475	11 – TELEX
12 – AREA CODE 11	13 – FAX 3287-1931	14 – FAX 3177-6246	15 – FAX 3177-6107
16 – E-MAIL fabiosch@ultra.com.br

01.04 – REFERENCE/ AUDITOR

CURRENT YEAR		CURRENT QUARTER			PRIOR QUARTER
1 – BEGINNING	2 – END	3 – QUARTER	4 – BEGINNING	5 – END	6 - QUARTER	7 - BEGINNING	8 – END
01.01.2003	12.31.2003	3rd	07.01.2003	09.30.2003	2nd	04.01.2003	06.30.2003
9 – AUDITORS’ NAME/CORPORATE NAME					10 - CVM CODE
DELOITTE TOUCHE TOHMATSU AUDITORES INDEPENDENTES					00385-9
11 – IN CHARGE ACCOUNTANT					12 –INDIVIDUAL TAXPAYER NUMBER (CPF) OF THE IN CHARGE ACCOUNTANT
ALTAIR TADEU ROSSATO					060.977.208-23

FEDERAL PUBLIC SERVICE	Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	September 30, 2003
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

1 – CVM CODE	2 – COMPANY NAME	3 – CORPORATE TAXPAYER NUMBER (CNPJ)
01846-5	ULTRAPAR PARTICIPAÇÕES S.A.	33.256.439/0001-39

01.05 – CAPITAL COMPOSITION

Number of shares (THOUSAND)	Current quarter 09.30.2003	Prior quarter 06.30.2003	Same quarter of prior year 09.30.2002
Paid-up Capital
1 – Common	51,264,622	51,264,622	37,984,012
2 – Preferred	18,426,647	18,426,647	15,015,988
3 – Total	69,691,269	69,691,269	53,000,000
Treasury Stock
4 – Common	0	0	0
5 – Preferred	97,400	83,800	20,200
6 – Total	97,400	83,800	20,200
01.06 – CHARACTERISTICS OF THE COMPANY
1 – TYPE OF COMPANY Commercial, industrial and other
2 – SITUATION Operating
3 – NATURE OF OWNERSHIP Domestic Holding
4 – ACTIVITY CODE 1170000 - Participation and Administration
5 – MAIN ACTIVITY Industrial, commercial and other
6 – TYPE OF CONSOLIDATION Full
7 – TYPE OF REPORT OF INDEPENDENT ACCOUNTANTS Unqualified

01.07 - COMPANIES EXCLUDED FROM THE CONSOLIDATED FINANCIAL STATEMENTS

1 – ITEM	2 – Corporate Taxpayer Number (CNPJ)	3 – CORPORATE NAME

01.08 DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

1 - ITEM	2 – EVENT	3 – APPROVAL	4 – AMOUNT	5 – BEGINNING OF PAYMENT	6 – TYPE OF SHARE	7 – AMOUNT PER SHARE
01	Board of Director’s Meeting	08.06.2003	Dividends	08.29.2003	ON	0.0004619960
02	Board of Director’s Meeting	08.06.2003	Dividends	08.29.2003	PN	0.0005081950

(Convenience Translation into English from the Original Previously Issued in Portuguese)

FEDERAL PUBLIC SERVICE	Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	September 30, 2003
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

1 - CVM COD–	2 – COMPANY NAME	3 – CORPORATE TAXPAYER NUMBER (CNPJ)
01846-5	ULTRAPAR PARTICIPAÇÕES S.A.	33.256.439/0001-39

01.09 – SUBSCRIBED CAPITAL AND CHANGES IN THE CURRENT YEAR

1 – ITEM	2 – DATE OF CHANGE	3 – AMOUNT OF CAPITAL (IN THOUSANDS OF REAIS)	4 – AMOUNT OF CHANGE (IN THOUSANDS OF REAIS)	5 – ORIGIN OF CHANGE	7 - NUMBER OF SHARES ISSUED (THOUSAND)	8 – SHARE PRICE ON ISSUANCE DATE (IN REAIS)

01.10 – INVESTOR RELATIONS DIRECTOR

1 – DATE 10.28.2003	2 – SIGNATURE

(Convenience Translation into English from the Original Previously Issued in Portuguese)

FEDERAL PUBLIC SERVICE	Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	September 30, 2003
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

1 – CVM CODE	2 – COMPANY NAME	3 – CORPORATE TAXPAYER NUMBER (CNPJ)
01846-5	ULTRAPAR PARTICIPAÇÕ ES S.A.	33.256.439/0001-39

02.01 - BALANCE SHEETS - ASSETS (Thousands of Brazilian reais – R$)

1 – CODE	2 – DESCRIPTION	09.30.2003 (unaudited)	06.30.2003 (unaudited)
1	Total assets	1,824,844	1,748,893
1.01	Current assets	87,815	84,529
1.01.01	Cash and cash equivalents	74,472	70,967
1.01.01.01	Cash and banks	41	183
1.01.01.02	Temporary cash investments	74,431	70,784
1.01.02	Receivables	0	0
1.01.02.01	Trade accounts receivable	0	0
1.01.02.02	Dividends receivable	0	0
1.01.03	Inventories	0	0
1.01.04	Other	13,343	13,562
1.01.04.01	Recoverable taxes	13,337	13,556
1.01.04.02	Prepaid expenses	0	0
1.01.04.03	Other receivables	6	6
1.02	Noncurrent ass ets	54,071	54,221
1.02.01	Accounts receivable	0	0
1.02.02	Receivables from related parties	51,641	51,963
1.02.02.01	Affiliates	0	0
1.02.02.02	Subsidiaries	51,545	51,897
1.02.02.03	Other related parties	96	66
1.02.03	Other	2,430	2,258
1.02.03.01	Deferred income and social contribution taxes	2,430	2,258
1.03	Permanent assets	1,682,958	1,610,143
1.03.01	Investments	1,682,958	1,610,143
1.03.01.01	Investments in affiliates	156	152
1.03.01.02	Investments in subsidiaries	1,682,616	1,609,802
1.03.01.03	Other investments	186	189
1.03.02	Property, plant and equipment	0	0
1.03.03	Deferred charges	0	0

(Convenience Translation into English from the Original Previously Issued in Portuguese)

FEDERAL PUBLIC SERVICE	Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	September 30, 2003
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

1 - CVM CODE	2 – COMPANY NAME	3 – CORPORATE TAXPAYER NUMBER (CNPJ)
01846-5	ULTRAPAR PARTICIPAÇÕES S.A.	33.256.439/0001-39

02.02 - BALANCE SHEETS - LIABILITIES AND STOCKHOLDERS' EQUITY (Thousands of Brazilian reais – R$)

1 – CODE	2 – DESCRIPTION	06.30.2003 (unaudited)	03.31.2003 (unaudited)
2	Total liabilities and stockholders' equity	1,824,844	1,748,893
2.01	Current liabilities	572	326
2.01.01	Loans and financing	0	0
2.01.02	Debentures	0	0
2.01.03	Suppliers	55	48
2.01.04	Taxes payable	24	26
2.01.05	Dividends	28	10
2.01.06	Accruals	465	242
2.01.06.01	Income and social contribution taxes	128	0
2.01.06.02	Salaries and payroll charges	337	242
2.01.07	Payables to related parties	0	0
2.01.08	Other	0	0
2.01.08.01	Other accounts payables	0	0
2.02	Long-term liabilities	480,853	447,534
2.02.01	Loans and financing	0	0
2.02.02	Debentures	0	0
2.02.03	Accruals	6,859	6,458
2.02.03.01	Income and social contribution taxes	0	0
2.02.03.02	Other taxes	6,859	6,458
2.02.04	Payables to related parties	473,994	441,076
2.02.05	Other	0	0
2.03	Deferred income	0	0
2.05	Stockholders’ equity	1,343,419	1,301,033
2.05.01	Capital	663,952	663,952
2.05.02	Capital reserves	0	0
2.05.03	Revaluation reserves	24,722	25,151
2.05.03.01	Own assets	0	0
2.05.03.02	Subsidiaries/ affiliates	24,722	25,151
2.05.04	Profit reserves	499,253	499,610
2.05.04.01	Legal	28,546	28,546
2.05.04.02	Statutory	0	0
2.05.04.03	For contingencies	0	0
2.05.04.04	Unrealized profit	40,592	40,592
2.05.04.05	Retention of profits	432,356	432,356
2.05.04.06	Special for undistributed dividends	0	0
2.05.04.07	Other profit res erves	(2,241)	(1,884)
2.05.04.07.01	Treasury shares	(2,241)	(1,884)
2.05.05	Retained earnings/accumulated deficit	155,492	112,320

FEDERAL PUBLIC SERVICE	Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	September 30, 2003
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

1 - CVM CODE	2 – COMPANY NAME	3 – CORPORATE TAXPAYER NUMBER (CNPJ)
01846-5	ULTRAPAR PARTICIPAÇÕES S.A.	33.256.439/0001-39

03.01 - STATEMENTS OF INCOME (Thousands of Brazilian reais – R$) (unaudited)

1 - CODE	2 – DESCRIPTION	3 – 07.01.2003 to 09.30.2003	4 – 01.01.2003 to 09.30.2003	5 – 07.01.2002 to 09.30.2002	6 – 01.01.2002 to 09.30.2002
3.01	Gross sales and services	0	0	0	0
3.02	Deductions from gross sales and services	0	0	0	0
3.03	Net sales and services	0	0	0	0
3.04	Cost of sales and services	0	0	0	0
3.05	Gross profit	0	0	0	0
3.06	Operating income/expenses	77,308	191,461	49,197	118,062
3.06.01	Selling	0	0	0	0
3.06.02	General and administrative	(501)	(2,003)	(514)	(1,779)
3.06.03	Financial	4,109	11,789	4,911	10,331
3.06.03.01	Financial income	4,183	12,000	5,459	11,770
3.06.03.02	Financial expenses	(74)	(211)	(548)	(1,439)
3.06.04	Other operating income	817	2,262	449	1,816
3.06.05	Other operating expenses	0	0	0	0
3.06.06	Equity in subsidiaries and affiliates	72,883	179,413	44,351	107,694
3.07	Income from operations	77,308	191,461	49,197	118,062
3.08	Nonoperating income (expenses)	0	(3)	0	(3)
3.08.01	Income	0	0	0	0
3.08.02	Expenses	0	(3)	0	(3)
3.09	Income before taxes and profit sharing	77,308	191,458	49,197	118,059
3.10	Provision for income and social contribution taxes	(1,671)	(4,473)	(1,821)	(3,894)
3.11	Deferred income tax	172	397	180	397
3.12	Statutory profit sharing/contributions	0	0	0	0
3.12.01	Profit sharing	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest on capital	0	0	0	0
3.15	Net income	75,809	187,382	47,556	114,562
	Number of shares, excluding treasury shares (in thousands)	69,593,869	69,593,869	52,979,800	52,979,800
	Earnings per share	0.00109	0.00269	0.00090	0.00216
	Loss per share

(Convenience Translation into English from the Original Previously Issued in Portuguese)

FEDERAL PUBLIC SERVICE	Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	September 30, 2003
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER
COMPANIES

1 - CVM CODE	2 – COMPANY NAME	3 – CORPORATE TAXPAYER NUMBER (CNPJ)
01846-5	ULTRAPAR PARTICIPAÇÕES S.A.	33.256.439/0001-39

04.01 - Notes to the Quarterly Information (Amounts in thousands of Brazilian reais –R$ unless otherwise indicated) (unaudited)

1.  OPERATIONS

The Company invests in commercial and industrial activities, and also subscribes to or purchases shares and quotas of other companies with similar activities.

Through its subsidiaries, the Company distributes liquefied petroleum gas - LPG in Brazil, produces and sells chemical and petrochemical products, and provides transportation and storage services for LPG and chemical products.

2.  PRESENTATION OF QUARTERLY INFORMATION

As established by Brazilian Securities Commission (CVM) Instruction No. 248 of March 29, 1996, and CVM Guidance Opinion No. 29 of April 11, 1996, the quarterly information (ITR) is being presented in accordance with Brazilian corporate law.

3.  ACCOUNTING PRACTICES AND CONSOLIDATION CRITERIA

In the preparation of the quarterly information, the Company has applied the same accounting practices adopted in the preparation of the financial statements as of December 31, 2002, which are in accordance with standards established by the CVM and comply with accounting practices adopted in Brazil .

(Convenience Translation into English from the Original Previously Issued in Portuguese)

FEDERAL PUBLIC SERVICE	Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	September 30, 2003
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER
COMPANIES

1 - CVM CODE	2 – COMPANY NAME	3 – CORPORATE TAXPAYER NUMBER (CNPJ)
01846-5	ULTRAPAR PARTICIPAÇÕES S.A.	33.256.439/0001-39

04.01 - Notes to the Quarterly Information (Amounts in thousands of Brazilian reais –R$ unless otherwise indicated) (unaudited)

3.1 CONSOLIDATION CRITERIA

The consolidated financial statements were prepared in accordance with the basic consolidation principles of Brazilian corporate law and standards established by the CVM and include the following direct and indirect subsidiaries:

	Ownership interest - %

	Direct	Indirect

Ultragaz Participações Ltda.	100	-
Companhia Ultragaz S.A.	-	86
SPGás Distribuidora de Gás S.A.	-	86
Bahiana Distribuidora de Gás Ltda.	-	100
Utingás Armazenadora S.A.	-	56
LPG International Inc.	-	100

Ultraquímica Participações Ltda.	100	-
Melamina Ultra S.A. Indústria Química.	-	93
Oleoquímica do Nordeste Ltda.	-	100
Oxiteno S.A. Indústria e Comércio.	100	-
Oxiteno Nordeste S.A. Ind. e Com.	-	99
Oxiteno International Co.	-	100
Oxiteno Overseas Co.	-	100

Ultracargo Participações Ltda.	100	-
Transultra - Armazenamento e Transporte Especializado Ltda.	-	100
Terminal Químico de Aratu S.A. – Tequimar.	-	99

Ultratecno Participações Ltda.	100	-

Imaven Imóveis e Agropecuária Ltda.	100	-

Intercompany investments, asset and liability balances, income and expenses, as well as the effects arising from significant intercompany transactions, were eliminated. Minority interest in subsidiary companies is presented separately in the financial statements.

On August 8, 2003 the Company acquired, through the subsidiary Companhia Ultragaz S.A the operation of distribution of LPG from Shell in Brasil (SPGás). The disbursement of this aquisition was R$ 170,566, composed of R$ 107,865 to purchase 100% of companie’s shares, and R$ 62,701 for extinguishment of its debts. The financial statements of 2003 report balances and values of this operation since its aquisition in August 2003.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

FEDERAL PUBLIC SERVICE	Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	September 30, 2003
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER
COMPANIES

1 - CVM CODE	2 – COMPANY NAME	3 – CORPORATE TAXPAYER NUMBER (CNPJ)
01846-5	ULTRAPAR PARTICIPAÇÕES S.A.	33.256.439/0001-39

The goodwill of R$ 24,427 on this operation is b ased on the expected future profitability, and shall be amortized over a period of 5 years.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

FEDERAL PUBLIC SERVICE	Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	September 30, 2003
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER
COMPANIES

1 - CVM CODE	2 – COMPANY NAME	3 – CORPORATE TAXPAYER NUMBER (CNPJ)
01846-5	ULTRAPAR PARTICIPAÇÕES S.A.	33.256.439/0001-39

04.01 - Notes to the Quarterly Information (Amounts in thousands of Brazilian reais –R$ unless otherwise indicated) (unaudited)

4.  CORPORATE REORGANIZATION

In 2002, the Company undertook a corporate reorganization, disclosed in a relevant fact published on October 15, 2002, and approved at th e Extraordinary Stockholders’ Meeting on October 30, 2002. This reorganization was primarily aimed at: (i) streamlining the corporate structure of subsidiaries and affiliated companies, (ii) cost rationalization, and (iii) concentration of capital market liquidity in one company.

The main effects of the reorganization were:

I) Merger of Gipóia Participações S/C Ltda.: increase of the Company’s interest in Ultragaz Participações Ltda, from 77% to 100% of total capital, with the issuance of 7,850,603,880 common shares.

II) Merger of Oxiteno S.A. - Indústria e Comércio Shares: increase of the Company’s interest in Oxiteno S.A. - Indústria e Comércio from 48% to 100% of total capital. With the merger, 5,430,005,398 common shares and 3,410,659,550 preferred shar es were issued by the Company to the stockholders of Oxiteno S.A. - Indústria e Comércio, who opted to remain with the Company. The dissident stockholders of Oxiteno S.A. - Indústria e Comércio were paid a total of R$ 208,028, net of withholding income tax.

The corporate reorganization was based on the balance sheets as of June 30, 2002. As a consequence, the Company had full participation in the results of Ultragaz Participações Ltda. and Oxiteno S.A. -Indústria e Comércio beginning July 1, 2002. Such recognition started from December 1, 2002, when the operation was definitively approved. For comparability purpose, the Company reported in Note 23, the Financial Statment of third quarter of 2002 with retroactive effects of this merger.

On December 26, 2002, Oxiteno S.A. - Indústria e Comércio registration as a publicly-held company, was canceled.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

FEDERAL PUBLIC SERVICE	Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	September 30, 2003
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER
COMPANIES

1 - CVM CODE	2 – COMPANY NAME	3 – CORPORATE TAXPAYER NUMBER (CNPJ)
01846-5	ULTRAPAR PARTICIPAÇÕES S.A.	33.256.439/0001-39

04.01 - Notes to the Quarterly Information (Amounts in thousands of Brazilian reais –R$ unless otherwise indicated) (unaudited)

5.  TEMPORARY CASH INVESTMENTS

These investments, contracted with first-line banks, are substantially comprised of fixed income securities, funds linked to interbank deposit (CDI) rates and currency hedge, which are stated at cost plus acrrued income (on a “pro rata temporis” basis).

	Company		Consolidated

	09.30.2003	06.30.2003	09.30.2003	06.30.2003

Fixed income securities and funds	74,431	70,784	467,541	567,201
Foreign investments (*)	-	-	105,134	103,448
Currency hedge (**)	-	-	(41,814)	(41,336)

	74,431	70,784	530,861	629,313

(*)Investments made by the indirect subsidiary Oxiteno Overseas Co., principally in money market funds,

(**)Accumulated gain or loss on swap positions. The total amount hedged through these swaps is US$ 139,421

6.  ACCOUNTS RECEIVABLE

	Consolidated

	09.30.2003	06.30.2003

Local customers	293,028	244,940
Foreign customers	61,350	82,512
Advances on foreign exchange contracts	(36,383)	(41,270)
Allowance for doubtful accounts	(17,860)	(9,109)

	300,135	277,073

(Convenience Translation into English from the Original Previously Issued in Portuguese)

FEDERAL PUBLIC SERVICE	Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	September 30, 2003
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER
COMPANIES

1 - CVM CODE	2 – COMPANY NAME	3 – CORPORATE TAXPAYER NUMBER (CNPJ)
01846-5	ULTRAPAR PARTICIPAÇÕES S.A.	33.256.439/0001-39

04.01 - Notes to the Quarterly Information (Amounts in thousands of Brazilian reais –R$ unless otherwise indicated) (unaudited)

7.  INVENTORIES

	Consolidated

	09.30.2003	06.30.2003

Finished products	69,136	83,561
Raw materials	26,196	28,586
Liquefied petroleum gas (LPG)	29,652	19,151
Consumption materials and cylinders for resale	10,017	9,623

	135,001	140,921

8.  RECOVERABLE TAXES

Represented, substantially, by credit balances of State Value - Added Tax - ICMS, Federal Value - Added Tax - IPI,
and prepaid income and social contribution taxes available for offset against future taxes payable.

	Consolidated

	06.30.2003	03.31.2003

Income and social contribution taxes	50,723	50,815
ICMS (State VAT)	49,683	48,972
IPI (Federal VAT)	5,054	7,760
Other	3,002	3,532

	108,462	111,079

(Convenience Translation into English from the Original Previously Issued in Portuguese)

FEDERAL PUBLIC SERVICE	Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	September 30, 2003
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER
COMPANIES

1 - CVM CODE	2 – COMPANY NAME	3 – CORPORATE TAXPAYER NUMBER (CNPJ)
01846-5	ULTRAPAR PARTICIPAÇÕES S.A.	33.256.439/0001-39

04.01 - Notes to the Quarterly Information (Amounts in thousands of Brazilian reais –R$ unless otherwise indicated) (unaudited)

9.  RELATED COMPANIES

	Company		Consolidated

	Loans		Loans		Trade accounts

	Assets	Liabilities	Assets	Liabilities	Receivable	Payable

Ultraquímica Participações Ltda.	30	387,160	-	-	-	-
Serma Associação dos Usuários de
Equipamentos de Processamentos de Dados
e Serviços Correlatos	-	723	-	723	-	539
Oxiteno Nordeste S.A. – Indústria e Comércio	-	33,000	-	-	-	-
Petroquímica União S.A.	-	-	-	-	-	3,391
Oxicap Indústria de Gases Ltda.	-	-	-	-	-	591
Agip do Brasil S.A.	-	-	-	-	226	-
Companhia Ultragaz S.A.	51,545	297	-	-	-	-
Ultracargo Participações Ltda.	-	2,129	-	-	-	-
Química da Bahia Indústria eComércio S.A.	-	-	-	7,111	-	-
Imaven Imóveis e Agropecuária Ltda.	-	22,658	-	-	-	-
Petróleo Brasileiro S.A. – Petrobras	-	-	-	-	-	18,884
Copagaz Distribuidora de Gás Ltda.	-	-	-	-	48	-
Oleoquímica do Nordeste Ltda.	-	27,383	-	-	-	-
Braskem S.A.	-	-	-	-	-	1,845
Supergasbras Distribuidora de Gás S.A.	-	-	-	-	74	-
Cia. Termelétrica do Planalto Paulista TPP	-	-		-	-	-
Sociedade Butano Ltda.	-	-	-	-	27	-
Plenogás – Distribuidora de Gás S.A.	-	-	-	871	-	-
Other	66	644	442	257	56	379

Total as of September 30, 2003	51,641	473,994	1,620	8,962	431	25,629

Total as of June 30, 2003	51,963	441,076	1,623	9,091	267	30,756

(Convenience Translation into English from the Original Previously Issued in Portuguese)

FEDERAL PUBLIC SERVICE	Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	September 30, 2003
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER
COMPANIES

1 - CVM CODE	2 – COMPANY NAME	3 – CORPORATE TAXPAYER NUMBER (CNPJ)
01846-5	ULTRAPAR PARTICIPAÇÕES S.A.	33.256.439/0001 -39

04.01 - Notes to the Quarterly Information (Amounts in thousands of Brazilian reais –R$ unless otherwise indicated) (unaudited)

	Consolidated

	Transactions		Financial

	Sales	Purchases	income (expense)

Petroquímica União S.A.	-	73,417	-
Oxicap Indústria de Gases Ltda.	2	4,806	-
Agip do Brasil S.A.	1,886	-	-
Química da Bahia Indústria e Comércio S.A.	-	-	(570)
Petróleo Brasileiro S.A. – Petrobras	42	1,394,452	-
Copagaz Distribuidora de Gás Ltda.	290	-	-
Braskem S.A.	37,399	311,905	-
Supergasbras Distribuidora de Gás S.A.	715	-	-
Cia. Termelétrica do Planalto Paulista – TPP	-	-	129
Other	626	994	-

Total as of September 30, 2003	40,960	1,785,574	(441)

Total as of September, 30 2002	30,492	1,144,702	(375)

The loan balances with Química da Bahia Indústria e Comércio S.A. and Cia. Termelétrica do Planalto Paulista - TPP are indexed based on the Brazilian long-term interest rate (TJLP). The other loans do not have financial charges nor determined maturity dates. Transactions refer principally to purchases of raw material, other materials and storage services, carried out at usual market prices and conditions.

The loan agreement with Ultraquímica Participações Ltda. results from the sale of shares issued by Oxiteno S.A. – Indústria e Comércio to th e Company, intended to avoid the reciprocal shareholdings due to the corporate reorganization, mentioned in Note 4.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

FEDERAL PUBLIC SERVICE	Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	September 30, 2003
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER
COMPANIES

1 - CVM CODE	2 – COMPANY NAME	3 – CORPORATE TAXPAYER NUMBER (CNPJ)
01846-5	ULTRAPAR PARTICIPAÇÕES S.A.	33.256.439/0001-39

04.01 - Notes to the Quarterly Information (Amounts in thousands of Brazilian reais –R$ unless otherwise indicated) (unaudited)

10. INCOME AND SOCIAL CONTRIBUTION TAXES

a) Deferred income and social contribution taxes

The Company and its subsidiaries recognize deferred tax assets and liabilities which do not expire, arising from tax loss carryforwards, temporary add-backs, revaluation of property, plant and equipment, and others. The tax credits are substantiated by continued operating profitability. Management expects to realize these tax credits over a maximum period of three years. Deferred income and social contribution taxes are presented in the following principal categories:

	Company		Consolidated

	09.30.2003	06.30.2003	09.30.2003	06.30.2003

Noncurrent assets:
Deferred income and social contribution taxes on:
Accruals tax-deductible only when the expenses are incurred	2,430	2,258	44,303	32,853
Income and social contribution tax loss carryforwards	-	-	12,738	5,404

	2,430	2,258	57,041	38,257

Long-term liabilities:
Deferred income and social contribution taxes on:
Revaluation of property plant and equipment	-	-	1,818	1,912
Income earned abroad	-	-	28,585	28,249

	-	-	30,403	30,161

(Convenience Translation into English from the Original Previously Issued in Portuguese)

FEDERAL PUBLIC SERVICE	Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	September 30, 2003
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER
COMPANIES

1 - CVM CODE	2 – COMPANY NAME	3 – CORPORATE TAXPAYER NUMBER (CNPJ)
01846-5	ULTRAPAR PARTICIPAÇÕES S.A.	33.256.439/0001-39

04.01 - Notes to the Quarterly Information (Amounts in thousands of Brazilian reais –R$ unless otherwise indicated) (unaudited)

b) Reconciliation of income and social contribution taxes in the statement of income

Income and social contribution taxes are reconciled to official tax rates as follows:

	Company		Consolidated

	Nine months ended June 30

	2003	2002	2003	2002

Income before taxes, equity in subsidiaries and
affiliates and minority interest	12,045	10,365	236,515	248,261

Official tax rates - %	34.00	34.00	34.00	34.00

Income and social contribution taxes at official rates	(4,095)	(3,524)	(80,415)	(84,408)

Adjustments to the effective tax rate:
Operating provisions and nondeductible expenses/nontaxable revenues	19	27	(4,777)	(1,577)
Adjustment to estimated income	-	-	1,001	2,484
Other	-	-	(326)	(352)

Income and social contribution taxes before tax benefits	(4,076)	(3,497)	(84,517)	(83,333)

Tax benefits
Workers’ meal program (PAT)	-	-	437	871
Cultural incentives	-	-	202	77

Income and social contribution taxes in the statement of income	(4,076)	(3,497)	(83,878)	(82,885)

Current	(4,473)	(3,894)	(93,854)	(92,926)
Deferred	397	397	9,976	10,041

(Convenience Translation into English from the Original Previously Issued in Portuguese)

FEDERAL PUBLIC SERVICE	Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	September 30, 2003
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER
COMPANIES

1 - CVM CODE	2 – COMPANY NAME	3 – CORPORATE TAXPAYER NUMBER (CNPJ)
01846-5	ULTRAPAR PARTICIPAÇÕES S.A.	33.256.439/0001-39

04.01 - Notes to the Quarterly Information (Amounts in thousands of Brazilian reais –R$ unless otherwise indicated) (unaudited)

c) Tax exemption

The following indirect subsidiaries have partial or total exemption from income tax in connection with a government program for the development of the Northeast region of Brazil, as follows:

Subsidiary			Expiration
	Units	Exemption - %	date

Oxiteno Nordeste S.A. – Indústria e Comércio	Camaçari plant	100	2006

Bahiana Distribuidora de Gás Ltda.	Mataripe base	100	2003
	Juazeiro base	100	2004
	Suape base	100	2007
	Ilhéus base	37.5	2003
	Aracaju base	37.5	2003

Terminal Químico de Aratu S.A.– Tequimar	Aratu terminal	100	2003
	Suape terminal (acetic acid
	and butadiene byproducts)	100	2005

Tax benefits from income tax exemptions are recorded in a specific capital reserve account in stockholders’ equity by the subsidiaries. These benefits are recognized in income by the Company through the equity pick-up, as shown in note 11.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

FEDERAL PUBLIC SERVICE	Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	September 30, 2003
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER
COMPANIES

1 - CVM CODE	2 – COMPANY NAME	3 – CORPORATE TAXPAYER NUMBER (CNPJ)
01846-5	ULTRAPAR PARTICIPAÇÕES S.A.	33.256.439/0001-39

04.01 - Notes to the Quarterly Information (Amounts in thousands of Brazilian reais –R$ unless otherwise indicated) (unaudited)

11. INVESTMENTS

			Equity in subsidiaries and
			affiliates

	Investments		Nine months ended June 30

	09.30.2003	06.30.2003	2003	2002

Ultragaz Participações Ltda.	227,578	211,888	25,649	33,659
Ultraquímica Participações Ltda.	515,688	514,475	3,283	62,357
Ultracargo Participações Ltda.	115,726	110,863	13,841	7,877
Ultratecno Participações Ltda.	8,809	8,732	189	(98)
Oxiteno S.A. - Indústria e Comércio.	769,184	719,442	132,794	-
Imaven Imóveis e Agropecuária Ltda.	45,631	44,402	3,645	3,585
Imaven II Agropecuária S.A.	156	152	12	-
Ultradata S/C Ltda.	-	-	-	314
Others.	186	189	-	-

	1,682,958	1,610,143	179,413	107,694

In November 2002, Ultradata S/C Ltda. was merged into Ultraquímica Partcipações Ltda.

The consolidated amount of equity in the results of subsidiaries and affiliated companies presented in the statement of income includes R$ 14,764 for the quarter and R$ 38,839 for the nine–month period ended September 30, 2003 (2002- R$ 14,678 for the quarter and R$ 28,592 for the nine-month period) of income tax incentives arising substantially from operations in regions eligible for such incentives.

In the consolidated financial statements, the investment of Oxiteno S.A. - Indústria e Comércio in affiliated company Oxicap Indústria de Gases Ltda. is carried under the equity method, based on their financial statements as of August 31, 2003.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

FEDERAL PUBLIC SERVICE	Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	September 30, 2003
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER
COMPANIES

1 - CVM CODE	2 – COMPANY NAME	3 – CORPORATE TAXPAYER NUMBER (CNPJ)
01846-5	ULTRAPAR PARTICIPAÇÕES S.A.	33.256.439/0001-39

04.01 - Notes to the Quarterly Information (Amounts in thousands of Brazilian reais –R$ unless otherwise indicated) (unaudited)

12. PROPERTY, PLANT AND EQUIPMENT (CONSOLIDATED)

			09.30.2003		06.30.2003

	Annual
	depreciation		Accumulated		Net book
	rates - %	Revalued cost	depreciation	Net book value	value

Land	-	54,749	-	54,749	47,742
Buildings	4	346,953	(123,111)	223,842	214,301
Machinery and equipment	5 to 10	961,034	(464,266)	496,768	419,092
Vehicles	20 to 30	122,316	(83,450)	38,866	37,522
Furniture and fixtures	10	14,157	(5,120)	9,037	8,146
Construction in progress	-	31,867	-	31,867	32,380
Other	10 to 20	97,122	(34,944)	62,178	48,485

		1,628,198	(710,891)	917,307	807,668

Construction in progress refers basically to renovations of the subsidiaries’ plants. Other items primarily comprise computer equipment and commercial property rights.

13. DEFERRED CHARGES (CONSOLIDATED)

Represented substantially by costs incurred in the implementation of system modernization projects in the amount of R$ 16,657 (as of June 30, 2003 - R$ 23,141), being amortized over five to ten years, and in the installation of Ultrasystem equipment at customers’ premises in the amount of R$ 54,912 (as of June 30, 2003 -R$ 55,447), amortized over the periods of the LPG supply contracts with these customers.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

FEDERAL PUBLIC SERVICE	Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	September 30, 2003
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER
COMPANIES

1 - CVM CODE	2 – COMPANY NAME	3 – CORPORATE TAXPAYER NUMBER (CNPJ)
01846-5	ULTRAPAR PARTICIPAÇÕES S.A.	33.256.439/0001-39

04.01 - Notes to the Quarterly Information (Amounts in thousands of Brazilian reais –R$ unless otherwise indicated) (unaudited)

14. FINANCING (CONSOLIDATED)

				Annual
			Index/	interest	Maturity and
Description	09.30.2003	06.30.2003	Currency	rate - %	amortization

Foreign currency:
International Finance
Corporation – IFC	7,510	7,206	US$	9.38	Semiannually to 2003
Syndicated loan	178,992	172,696	US$	7.15	Semiannually to 2004
Financing for inventories and
property additions	11,573	11,158	US$	From 4.9 to 8.0	Semiannually and
					annually to 2004
Advances on foreign exchange contracts	35,009	77,556	US$	From 1.2 to 7.2	Maximum of 83 days
National Bank for Economic and
Social Development (BNDES)	25,114	25,048	UMBNDES	From 10.2 to 12.2	Monthly to 2008
Export prepayments, net of					Monthly, semiannually
linked operations	225,733	173,044	US$	From 4.1 to 8.0	and annually to 2008

Subtotal	483,931	466,708

Local currency:
BNDES	152,735	157,236	TJLP	From 1.5 to 5.0	Monthly
BNDES	16,604	17,964	IGP –M	6.5	Semiannually to 2008
FINAME	25,727	26,954	TJLP	From 1.8 to 4.0	Monthly to 2008
Onlending operations	5,195	2,519	TJLP	-	Monthly to 2009
Other	20	20		Various

Subtotal	200,281	204,693

Total financing	684,212	671,401

Current liabilities	(337,635)	(201,146)

Long-term liabilities	346,577	470,255

TJLP = long-term interest rate

IGP-M = general market price index

UMBNDES = BNDES monetary unit

FINAME = government agency for machinery and equipment financing

(Convenience Translation into English from the Original Previously Issued in Portuguese)

FEDERAL PUBLIC SERVICE	Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	September 30, 2003
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER
COMPANIES

1 - CVM CODE	2 – COMPANY NAME	3 – CORPORATE TAXPAYER NUMBER (CNPJ)
01846-5	ULTRAPAR PARTICIPAÇÕES S.A.	33.256.439/0001-39

04.01 - Notes to the Quarterly Information (Amounts in thousands of Brazilian reais –R$ unless otherwise indicated) (unaudited)

The long-term portion matures as follows:

	09.30.2003	06.30.2003

From 1 to 2 years	170,112	330,644
From 2 to 3 years	119,590	95,519
From 3 to 4 years	39,817	33,094
Over 4 years	17,058	10,998

	346,577	470,255

In June 1997, the subsidiary Companhia Ultragaz S.A. issued Eurobonds in the total amount of US$ 60 million, maturing in 2005, with put/call options in 2002, and guaranteed by Ultrapar Participações S.A. and Ultragaz Participações Ltda. In June 2002, the indirect subsidiary LPG International Inc. exercised the call option for these securities by using funds from a syndicated loan maturing in August 2004.

The outstanding balance of the loan from International Finance Corporation - IFC to the indirect subsidiary Oxiteno Nordeste S.A. - Indústria e Comércio is equivalent to US$ 2,5 million and matures in 2003. The loan was earmarked for the expansion and modernization of the Camaçari plant in the state of Bahia, which started activities in 1997.

The financing is collateralized by liens on property, plant and equipment, shareholdings, and by promissory notes and sureties provided by the Company and its subsidiaries.

15. OTHER TAXES (CONSOLIDATED)

The Company and its subsidiaries obtained preliminary injunctions to pay taxes on revenues (PIS and COFINS) without the changes introduced by Law No. 9,718/98. The Companies are contesting the levy of these taxes on other revenues. The unpaid amounts were accrued in the financial statements of the Company and its subsidiaries and amount to R$ 28,129 (as of June 30, 2003 - R$ 26,242).

(Convenience Translation into English from the Original Previously Issued in Portuguese)

FEDERAL PUBLIC SERVICE	Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	September 30, 2003
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER
COMPANIES

1 - CVM CODE	2 – COMPANY NAME	3 – CORPORATE TAXPAYER NUMBER (CNPJ)
01846-5	ULTRAPAR PARTICIPAÇÕES S.A.	33.256.439/0001-39

04.01 - Notes to the Quarterly Information (Amounts in thousands of Brazilian reais –R$ unless otherwise indicated) (unaudited)

16. STOCKHOLDERS’ EQUITY

a) Capital

The Company is a listed corporation with shares traded on the São Paulo and New York Stock Exchanges. Subscribed and paid-up capital is represented by 69,691,268,828 shares without par value, comprised of 51,264,621,778 common and 18,426,647,050 preferred shares.

As of September 30, 2003, 4,388,758 preferred shares were outstanding in the foreign market, in the form of American Depositary Receipts - ADRs.

The following table shows the effects of the corporate reorganization detailed in Note 4.

		Number of shares

Events	Capital - R$	Common	Preferred	Total

At December 31, 2001	433,857	37,984,012,500	15,015,987,500	53,000,000,000

Shares issued for:
Merger of Gipóia Participações
S/C Ltda.	38,527	7,850,603,880	-	7,850,603,880

Merger of shares of Oxiteno
S.A. – Indústria e Comércio	191,568	5,430,005,398	3,410,659,550	8,840,664,948

At December 31, 2002	663,952	51,264,621,778	18,426,647,050	69,691,268,828

Preferred shares are nonconvertible into common shares and nonvoting, and entitle their holders to minimum dividends at least 10% higher than those attributable to common shares, and priority in capital redemption, without premium, in the event of liquidation of the Company.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

FEDERAL PUBLIC SERVICE	Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	September 30, 2003
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER
COMPANIES

1 - CVM CODE	2 – COMPANY NAME	3 – CORPORATE TAXPAYER NUMBER (CNPJ)
01846-5	ULTRAPAR PARTICIPAÇÕES S.A.	33.256.439/0001-39

04.01 - Notes to the Quarterly Information (Amounts in thousands of Brazilian reais –R$ unless otherwise indicated) (unaudited)

b) Treasury shares

The Company was authorized to acquire its own shares at market price, without capital reduction, to be held in treasury and subsequent disposal, in accordance with the provisions set forth by Brazilian Securities Commission (CVM) Instruction No. 10 of February 14, 1980 and No. 268 of November 13, 1997.

As of September 30, 2003, there were 97,399,760 preferred shares in treasury, which were acquired at the average cost of R$ 23.01 being the minimum cost of R$ 22.5 and the maximum of R$ 28.15 per thousand shares.

The market price of these shares in treasury on September 30, 2003 in the São Paulo Stock Exchange – BOVESPA, totaled R$ 2,999.

c) Revaluation reserve

This reserve reflects the revaluation write-up of assets of subsidiaries and affiliated companies and is realized based on depreciation, write-off or sale of these revalued assets including the related tax effects.

In some cases, taxes on the revaluation reserves of certain subsidiaries and affiliated companies are recognized only on realization of this reserve since the revaluations occurred prior to the publication of CVM Resolution No. 183/95. Deferred tax charges on these reserves total R$ 9,981 (as of June 30 2003 - R$ 10,108).

17. RISKS AND FINANCIAL INSTRUMENTS (CONSOLIDATED)

The main risk factors to which the Company and its subsidiaries are exposed reflect strategic-operating and economic-financial aspects. Strategic-operating risks (such as demand behavior, competition, technological innovation, and relevant structural changes in industry, among others) are addressed by the Company management model. Economic-financial risks mainly reflect customer default, macroeconomic variables such as exchange and interest rates, as well as the characteristics of the financial instruments used by the Company. These risks are managed through control policies, specific strategies and the determination of limits, as follows:

☐	Customer default - These risks are managed by specific policies for accepting customers and credit analysis and are mitigated by diversification of sales. Oxiteno S.A. - Indústria e Comércio and Oxiteno Nordeste S.A. - Indústria e Comércio held R$ 4,496 (as of June 30, 2003 - R$ 6,760) and

(Convenience Translation into English from the Original Previously Issued in Portuguese)

FEDERAL PUBLIC SERVICE	Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	September 30, 2003
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER
COMPANIES

1 - CVM CODE	2 – COMPANY NAME	3 – CORPORATE TAXPAYER NUMBER (CNPJ)
01846-5	ULTRAPAR PARTICIPAÇÕES S.A.	33.256.439/0001-39

04.01 - Notes to the Quarterly Information (Amounts in thousands of Brazilian reais –R$ unless otherwise indicated) (unaudited)

Companhia Ultragaz S.A., held R$ 22,754 (as of June 30, 2003 - R$ 6,427) of allowances for potential losses on receivables. The increase of the accrual in Companhia Ultragaz S.A. is composed substantially of accruals already existing in Shell’s LPG activity, acquired on August 8, 2003.

☐	Interest rates - The Company and its subsidiaries adopt conservative policies to obtain and invest funds and to minimize the cost of capital. The short-term investments of the Company and its subsidiaries are comprised substantially of transactions linked to interbank deposit (CDI) rates, as described in Note 5. A portion of the financial assets is destined for foreign currency hedges, as mentioned below. Funds obtained originate from BNDES financing and from abroad, as mentioned in Note 14.

☐	Exchange rates - Basically, the subsidiaries use foreign currency hedge instruments available in the financial market to cover their liabilities and assets in foreign currency. Given the volatility of exchange rates during 2001, the Company fully hedged its foreign currency exposure. Such hedges have amounts, periods and indexes equivalent to bank loans in foreign currency, to which they are linked. The following summary shows the assets and liabilities in foreign currency, translated into Brazilian reais at June 30, 2003:

Book value

Assets:
Currency hedge transactions and interest	432,417
Foreign cash and cash equivalents	106,896
Receivables from foreign customers, net of advances
on export contracts	22,200

Total	561,513

Liabilities:
Foreign currency financing	483,931
Import payables	7,300

Total	491,231

Net asset position	70,282

The exchange variation on cash and cash investments of the subsidiary Oxiteno Overseas Co. was recorded as financial expense in the consolidated statement of income for the quarter ended September 30, 2003, in the amount of R$ 22,123

(Convenience Translation into English from the Original Previously Issued in Portuguese)

FEDERAL PUBLIC SERVICE	Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	September 30, 2003
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER
COMPANIES

1 - CVM CODE	2 – COMPANY NAME	3 – CORPORATE TAXPAYER NUMBER (CNPJ)
01846-5	ULTRAPAR PARTICIPAÇÕES S.A.	33.256.439/0001-39

(financial income in the amount of R$ 57,231 for the quarter ended in September 30, 2002). Other financial instruments recorded in the financial statements as of September 30, 2003 were determined in conformity with the accounting criteria and practices described in these notes.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

FEDERAL PUBLIC SERVICE	Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	September 30, 2003
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER
COMPANIES

1 - CVM CODE	2 – COMPANY NAME	3 – CORPORATE TAXPAYER NUMBER (CNPJ)
01846-5	ULTRAPAR PARTICIPAÇÕES S.A.	33.256.439/0001-39

04.01 - Notes to the Quarterly Information (Amounts in thousands of Brazilian reais –R$ unless otherwise indicated) (unaudited)

18. INSURANCE COVERAGE FOR SUBSIDIARIES

The subsidiaries maintain insurance policies in amounts considered sufficient to cover potential losses from damage to assets, as well as for civil responsibility for involuntary, material and/or physical damages caused to third parties arising from their industrial and commercial operations, considering the nature of their activities and the advice of their insurance consultants.

19. SURETIES AND GUARANTEES

The Company is responsible for sureties and guarantees offered on behalf of its subsidiaries, amounting to R$403,515.

The subsidiaries issued guarantees to financial institutions related to amounts owed to those institutions by certain of its customers (vendor financing). In the event of payment of such guarantees to those financial institutions, the subsidiaries may recover the amount of such payment directly from its customers through trade collection. Maximum potential future payments related to these guarantees amount to R$ 17,173, with maturities from 30 to 210 days. As of September 30, 2003, the Company has not recorded any liability related to these guarantees.

20. CONTINGENCIES AND COMMITMENTS (CONSOLIDATED)

The Petrochemical Industry Labor Union, which represents the employees of Oxiteno Nordeste S.A. - Indústria e Comércio, filed class action suits against the subsidiary in 1991, demanding compliance with the adjustments established in collective labor agreements or other specific indexes, in lieu of the salary policies effectively followed. Based on the opinion of its legal counsel, who analyzed the final decision of the Federal Supreme Court on the class action suit in which such Union is a plaintiff, as well as the status of the specific suit against the subsidiary, its management does not believe that it is necessary to record a reserve as of September 30, 2003.

The Company and its subsidiaries have other ongoing administrative and judicial proceedings; legal counsel considers the risks to be low or remote and, therefore, no reserves for potential losses on these proceedings have been recorded.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

FEDERAL PUBLIC SERVICE	Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	September 30, 2003
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER
COMPANIES

1 - CVM CODE	2 – COMPANY NAME	3 – CORPORATE TAXPAYER NUMBER (CNPJ)
01846-5	ULTRAPAR PARTICIPAÇÕES S.A.	33.256.439/0001-39

04.01 - Notes to the Quarterly Information (Amounts in thousands of Brazilian reais –R$ unless otherwise indicated) (unaudited)

The subsidiary Terminal Químico de Aratu S.A - Tequimar has contracts with CODEBA - Companhia Docas do Estado da Bahia and Suape – Complexo Industrial Portuário Governador Eraldo Gueiros, in connection with its harbor facilities in Aratu and Suape, respectively. Such contracts establish minimum cargo movement 1,000,000 tons per year for Aratu effective through 2022 and 250,000 tons per year for Suape effective through 2027. If annual movement is less than the minimum required, the subsidiary is required to pay the difference between the actual movement and the minimum contractual movement using the harbor rates in effect at the date established for payment. As of September 30, 2003, such rates were R$ 3.67 and R$ 3.44 per ton for Aratu and Suape, respectively. The Company has been in compliance with the minimum cargo movement since the inception of the contracts.

Oxiteno Nordeste S.A. - Indústria e Comércio has a supply contract with Braskem S.A (present name of Copene Petroquímica do Nordeste S.A.) effective through 2012, which establishes a minimum annual ethylene consumption level. The minimum purchase commitment and the actual demand for the periods ended September 30, 2003 and 2002, expressed in tons of ethylene, are summarized below. If the minimum purchase commitment is not met, the subsidiary is liable for a fine of 40% of the current ethylene price for the quantity not purchased.

		Demand for the nine-month periods ended
		September 30,

	Minimum annual
	purchase commitment	2003	2002

In tons	137,900	140,570	117,650

21. STOCK OPTION PLAN

At the Annual and Extraordinary Meetings held on April 27, 2001, the stockholders approved a Stock Option Plan, to be offered to all managers and employees in positions of responsibility in the Company and its subsidiaries. No options had been granted under this plan as of September 30, 2003.

23. EMPLOYEE BENEFITS AND PRIVATE PENSION PLAN (CONSOLIDATED)

(Convenience Translation into English from the Original Previously Issued in Portuguese)

FEDERAL PUBLIC SERVICE	Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	September 30, 2003
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER
COMPANIES

1 - CVM CODE	2 – COMPANY NAME	3 – CORPORATE TAXPAYER NUMBER (CNPJ)
01846-5	ULTRAPAR PARTICIPAÇÕES S.A.	33.256.439/0001-39

04.01 - Notes to the Quarterly Information (Amounts in thousands of Brazilian reais –R$ unless otherwise indicated) (unaudited)

The Company and its subsidiaries offer benefits to their employees, such as life insurance, health care and a pension plan. In addition, they offer loans for the acquisition of vehicles and personal computers to employees of certain subsidiaries. These benefits are recorded on the accrual basis and terminate at the end of the employment relationship.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

FEDERAL PUBLIC SERVICE	Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	September 30, 2003
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER
COMPANIES

1 - CVM CODE	2 – COMPANY NAME	3 – CORPORATE TAXPAYER NUMBER (CNPJ)
01846-5	ULTRAPAR PARTICIPAÇÕES S.A.	33.256.439/0001-39

04.01 - Notes to the Quarterly Information (Amounts in thousands of Brazilian reais –R$ unless otherwise indicated) (unaudited)

In August 2001, the Company and its subsidiaries began to offer their employees a defined contribution pension plan. Adoption of this plan, managed by Ultraprev -Associação de Previdência Complementar, was approved at the Board of Directors’ Meeting on February 15, 2001. Under the terms of the plan, the basic contribution of each participating employee is defined annually by the participant between 0% and 11% of his/her salary. The sponsoring companies provide a matching contribution in an identical amount as the basic contribution. As participants retire, they may opt to receive monthly: (i) a percentage varying between 0.5% and 1.0% of the fund accumulated in their name at Ultraprev, or (ii) a fixed monthly amount which will extinguish the fund accumulated in the participant’s name during a period between 5 and 25 years. As such, neither the Company nor its subsidiaries assume responsibility for guaranteeing the levels of amounts or periods of receipt for the participants that retire under this plan. For the period ended September 30, 2003, the Company and its subsidiaries contributed R$ 2,414 to Ultraprev, which was charged to income. The total number of employee participants as of September 30, 2003 was 5,049, with no participants retired to date.

Additionally, Ultraprev has 2 active participants and 34 former employees receiving defined benefits according to the policies of a previous plan. Considering that the fair market value for the plan’s assets significantly exceeds the present actuarial value of the accumulated benefit obligations, the sponsoring entities have not been contributing to the plan for these 36 participants. On the other hand, the sponsoring entities do not believe that it would be possible to recover any amounts from the plan, based on legislation applicable to closed private pension entities. As a result, no asset or liability relating to these participants has been recorded in the financial statements of the sponsoring companies.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

FEDERAL PUBLIC SERVICE	Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	September 30, 2003
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER
COMPANIES

1 - CVM CODE	2 – COMPANY NAME	3 – CORPORATE TAXPAYER NUMBER (CNPJ)
01846-5	ULTRAPAR PARTICIPAÇÕES S.A.	33.256.439/0001-39

04.01 - Notes to the Quarterly Information (Amounts in thousands of Brazilian reais –R$ unless otherwise indicated) (unaudited)

23. SUPPLEMENTARY INFORMATION

For comparative purpose, we present below the pro forma financial statements for the third quarter of 2002, considering the effects of the merger of shares mentioned in Note 4.

ASSETS	09.30.2002	LIABILITIES	09.30.2002

Current assets	1,356,117	Current liabilities	593,259

Cash and cash equivalents	863,797	Loans and financing	222,973

Cash and banks	50,944	Suppliers	68,641
Temporary cash investments	812,853	Taxes payable	10,710

Trade accounts receivable	248,021	Dividends	1,852

Inventories	92,263	Accrual Income and social contribution taxes	10,088

Recoverable taxes	95,544	Accrual Salaries and payroll charges	53,960
Prepaid expenses	1,160	Payable Stockholders	208,079
Other receivables	55,332	Other	16,956

Noncurrent assets	67,154	Long term liabilities	520,721

Affiliates	1,012	Loans and financing	401,973
Other related parties	1,211	Deferred Income and social contribution taxes	39,553

Deferred income and cial contribution taxes	52,904	Other taxes	67,098
Escrow deposits	6,859	Payable to related parties	10,485
Other receivables	5,168	Other	1,612

Permanent assets	876,379	Minority interest	32,072

Investments	45,221	Stockholders’ equity	1,153,598

Investments in affiliates	19,737	Capital	663,952
Other investments	25,484	Revaluation reserves	28,742

Property, plant and equipment	754,493	Profit reserves	339,776
		Legal	17,431
Deferred charges	76,665	Retention of profits	322,743
		Treasury shares	(398)

		Retained earnings/accumulated deficit	121,128

Total assets	2,299,650	Total liabilities	2,299,650

(Convenience Translation into English from the Original Previously Issued in Portuguese)

FEDERAL PUBLIC SERVICE	Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	September 30, 2003
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER
COMPANIES

1 - CVM CODE	2 – COMPANY NAME	3 – CORPORATE TAXPAYER NUMBER (CNPJ)
01846-5	ULTRAPAR PARTICIPAÇÕES S.A.	33.256.439/0001-39

(Convenience Translation into English from the Original Previously Issued in Portuguese)

FEDERAL PUBLIC SERVICE	Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	September 30, 2003
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER
COMPANIES

1 - CVM CODE	2 – COMPANY NAME	3 – CORPORATE TAXPAYER NUMBER (CNPJ)
01846-5	ULTRAPAR PARTICIPAÇÕES S.A.	33.256.439/0001-39

04.01 - Notes to the Quarterly Information (Amounts in thousands of Brazilian reais –R$ unless otherwise indicated) (unaudited)

STATEMENTS OF INCOME	07.01.2002 to 09.30.2002	01.01.2002 to 09.30.2002

Gross sales and services	1,062,149	2,654,313
Deductions from gross sales and services	(229,026)	(567,276)

Net sales and services	833,123	2,087,037
Cost of sales and services	(608,937)	(1,568,815)

Gross Profit	224,186	518,222

Operating expenses/income
Selling	(32,201)	(84,402)
General and administrative	(42,296)	(118,154)
Depreciation	(20,894)	(60,890)

	(95,391)	(263,446)

Financial income	20,231	35,715

Other operating income	76	2,359

Equity in subsidiaries and affiliates	13,063	28,082

Income from operations	162,165	320,932

Nonoperating expenses	(42,847)	(44,589)

Income before taxes and profit sharing	119,318	276,343

Provision for income and social contribution taxes	(41,196)	(92,926)
Deferred income tax	3,545	10,041

	(37,651)	(82,885)

Minority interest	(8,845)	(53,630)

Net income	72,822	139,828

  SUBSEQUENT EVENT

  The Company announced on October 15, 2003, through a relevant fact published in the newspapers Gazeta Mercantil and Valor Econômico, the definitive purchase agreement of the chemical division of the Berci Group (CANAMEX), as provided for in the relevant fact published on July 18, 2003. During the last months, environmental, accounting and economic-financial due diligences were conducted, which resulted in the amount of US$ 10.25 million, without assumption of any remaining debt. The financial settlement is subject to usual preceding contractual conditions, and the Company estimates that it will occur in November.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

FEDERAL PUBLIC SERVICE	Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	September 30, 2003
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER
COMPANIES

1 - CVM CODE	2 – COMPANY NAME	3 – CORPORATE TAXPAYER NUMBER (CNPJ)
01846-5	ULTRAPAR PARTICIPAÇÕES S.A.	33.256.439/0001-39

05.01 – Comments on the Company’s Performance for the Quarter

See comments on consolidated performance.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

FEDERAL PUBLIC SERVICE	Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	September 30, 2003
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER
COMPANIES

1 - CVM CODE	2 – COMPANY NAME	3 – CORPORATE TAXPAYER NUMBER (CNPJ)
01846-5	ULTRAPAR PARTICIPAÇÕES S.A.	33.256.439/0001-39

06.01 - CONSOLIDATED BALANCE SHEETS - ASSETS (Thousands of Brazilian reais – R$)

1 – CODE	2 – DESCRIPTION	09.30.2003 (unaudited)	06.30.2003 (unaudited)
1	Total assets	2,309,927	2,252,373
1.01	Current assets	1,167,999	1,271,973
1.01.01	Cash and cash equivalents	575,463	676,295
1.01.01.01	Cash and banks	44,602	46,982
1.01.01.02	Tem porary cash investments	530,861	629,313
1.01.02	Receivables	300,417	277,073
1.01.02.01	Trade accounts receivable	300,135	277,073
1.01.02.02	Dividends receivable	282	0
1.01.03	Inventories	135,001	140,921
1.01.04	Other	157,118	177,684
1.01.04.01	Recoverable taxes	108,462	111,079
1.01.04.02	Prepaid expenses	1,715	3,667
1.01.04.03	Other receivables	46,941	62,938
1.02	Noncurrent assets	74,781	53,538
1.02.01	Accounts receivable	0	0
1.02.02	Receivables from related parties	1,620	1,623
1.02.02.01	Affiliates	0	0
1.02.02.02	Subsidiaries	0	0
1.02.02.03	Other related parties	1,620	1,623
1.02.03	Other	73,161	51,915
1.02.03.01	Deferred income and social contribution taxes	57,041	38,257
1.02.03.02	Escrow deposits	9,235	7,851
1.02.03.03	Other receivables	6,885	5,807
1.03	Permanent assets	1,067,147	926,862
1.03.01	Investments	65,856	33,365
1.03.01.01	Investments in affiliates	5,583	7,310
1.03.01.02	Investments in subsidiaries	0	0
1.03.01.03	Other investments	60,273	26,055
1.03.02	Property, plant an d equipment	917,307	807,668
1.03.03	Deferred charges	83,984	85,829

(Convenience Translation into English from the Original Previously Issued in Portuguese)

FEDERAL PUBLIC SERVICE	Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	September 30, 2003
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER
COMPANIES

1 - CVM CODE	2 – COMPANY NAME	3 – CORPORATE TAXPAYER NUMBER (CNPJ)
01846-5	ULTRAPAR PARTICIPAÇÕES S.A.	33.256.439/0001-39

06.02 – CONSOLIDATED BALANCE SHEETS – LIABILITIES AND STOCKHOLDERS’ EQUITY (Thousands of Brazilian reais – R$)

1 – CODE	2 – DESCRIPTION	09.30.2003 (unaudited)	06.30.2003 (unaudited)
2	Total liabilities and stockholders’ equity	2,309,927	2,252,373
2.01	Current liabilities	506,437	377,546
2.01.01	Loans and financing	337,635	201,146
2.01.02	Debentures	0	0
2.01.03	Suppliers	62,009	88,685
2.01.04	Taxes payable	12,231	9,258
2.01.05	Dividends	1,757	1,741
2.01.06	Accruals	73,679	55,600
2.01.06.01	Income and social contribution taxes	4,703	2,748
2.01.06.02	Salaries and payroll charges	68,976	52,852
2.01.07	Payables to related parties	0	0
2.01.08	Other	19,126	21,116
2.02	Long-term liabilities	425,917	541,281
2.02.01	Loans and financing	346,577	470,255
2.02.02	Debentures	0	0
2.02.03	Accruals	68,640	59,320
2.02.03.01	Income and social contribution taxes	30,403	30,161
2.02.03.02	Other taxes	38,237	29,159
2.02.04	Payables to related parties	8,962	9,091
2.02.05	Other	1,738	2,615
2.03	Deferred income	0	0
2.04	Minority interest	34,154	32,513
2.05	Stockholders’ equity	1,343,419	1,301,033
2.05.01	Capital	663,952	663,952
2.05.02	Capital reserves	0	0
2.05.03	Revaluation reserves	24,722	25,151
2.05.03.01	Own assets	0	0
2.05.03.02	Subsidiaries/ affiliates	24,722	25,151
2.05.04	Profit reserves	499,253	499,610
2.05.04.01	Legal	28,546	28,546
2.05.04.02	Statutory	0	0
2.05.04.03	For contingencies	0	0
2.05.04.04	Unrealized profit	40,592	40,592
2.05.04.05	Retention of profits	432,356	432,356
2.05.04.06	Special for undistributed dividends	0	0
2.05.04.07	Other profit reserves	(2,241	(1,884
2.05.04.07.01	Treasury shares	(2,241	(1,884
2.05.05	Retained earnings/accumulated deficit	155,492	112,320

(Convenience Translation into English from the Original Previously Issued in Portuguese)

FEDERAL PUBLIC SERVICE	Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	June 30, 2003
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER
COMPANIES

1 - CVM CODE	2 – COMPANY NAME	3 – CORPORATE TAXPAYER NUMBER (CNPJ)
01846-5	ULTRAPAR PARTICIPAÇÕES S.A.	33.256.439/0001-39

07.01 – CONSOLIDATED STATEMENTS OF INCOME (Thousands of Brazilian reais – R$) (unaudited)

1 – CODE	2 – DESCRIPTION	3 – 07.01.2003 to 09.30.2003	4 – 01.01.2003 to 09.30.2003	5 – 07.01.2002 to 09.30.2002	6 – 01.01.2002 to 09.30.2002
3.01	Gross sales and services	1,172,653	3,450,760	1,062,149	2,654,313
3.02	Revenue deductions	(109,280)	(520,479)	(229,026)	(567,276)
3.03	Net sales and services	1,063,373	2,930,281	833,123	2,087,037
3.04	Cost of sales and services	(843,226)	(2,329,759)	(608,937)	(1,568,815)
3.05	Gross profit	220,147	600,522	224,186	518,222
3.06	Operating income/ expenses	(112,618	(325,941	(62,021)	(197,290)
3.06.01	Selling	(39,191)	(114,149)	(32,201)	(84,402)
3.06.02	General and administrative	(77,097)	(209,729)	(63,190)	(179,044)
3.06.02.01	Depreciation expense	(27,073)	(71,095)	(20,894)	(60,890)
3.06.02.02	Other expenses	(50,024)	(138,634)	(42,296)	(118,154)
3.06.03	Financial	(12,283)	(43,629)	20,231	35,715
3.06.03.01	Financial income	24,692	(43,231)	158,847	262,400
3.06.03.02	Financial expenses	(36,975)	(398)	(138,616)	(226,685)
3.06.04	Other operating income	1,270	3,143	76	2,359
3.06.05	Other operating expenses	0	0	0	0
3.06.06	Equity in subsidiaries and affiliates	14,683	38,423	13,063	28,082
3.07	Incom e from operations	107,529	274,581	162,165	320,932
3.08	Nonoperating income (expenses)	1,421	357	(42,847)	(44,589)
3.08.01	Income	5,183	6,963	1,202	6,821
3.08.02	Expenses	(3,762)	(6,606)	(44,049)	(51,410)
3.09	Income before taxes and profit sharing	108,950	274,938	119,318	276,343
3.10	Provision for income and social contribution taxes	(31,577)	(93,854)	(41,196)	(92,926)
3.11	Deferred income tax	346	9,976	3,545	10,041
3.12	Statutory profit sharing/contributions	0	0	0	0
3.12.01	Profit sharing	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest on capital	0	0	0	0
3.14	Minority interest	(1,910)	(3,678)	(34,111)	(78,896)
3.15	Net income	75,809	187,382	47,556	114,562
	Number of shares, excluding treasury shares (in thousands)	69,593,869	69,593,869	52,979,800	52,979,800
	Earnings per share	0.00109	0.00269	0.00090	0.00216
	Loss per share

(Convenience Translation into English from the Original Previously Issued in Portuguese)

FEDERAL PUBLIC SERVICE	Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	September 30, 2003
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01846-5 Ultrapar Participações S.A.	33.256.439/0001-39

08.01 - Comments on the Company’s Consolidated Performance for the Quarter

1) Key Indicators - Consolidated:

(R$ million)	3Q03	3Q02	Change	9M 2003	9M 2002	Change
			3Q03 X 3Q02			9M 03 X 9M 02
Net sales and services	1,063.3	833.1	28%	2,930.3	2,087.0	40%

Cost of sales and services	(843.2)	(608.9)	38%	(2,329.8)	(1,568.8)	49%

Gross profit	220.1	224.2	(2%)	600.5	518.2	16%

Selling, general and administrative	(116.3)	(95.4)	22%	(323.8)	(263.5)	23%
expenses
Other operating income, net	1.3	0.1	1,200%	3.1	2.4	29%

Operating income	105.1	128.9	(18%)	279.8	257.1	9%

Financial income (expense), net	(12.3)	20.2	(161%)	(43.6)	35.7	(222%)

Equity income	14.7	13.1	12%	38.4	28.1	37%

Nonoperating income (expenses), net	1.4	(42.8)	(103%)	0.4	(44.6)	(101%)

Income before taxes and social	108.9	119.4	(9%)	275.0	276.3	(1%)
contribution
Income and social contribution taxes	(31.2)	(37.7)	(17%)	(83.9)	(82.9)	1%

Minority interest (*)	(1.9)	(8.9)	(79%)	(3.7)	(53.6)	(93%)

Net income (*)	75.8	72.8	4%	187.4	139.8	34%

EBITDA	143.8	160.1	(10%)	384.6	347.4	11%

Volume - LPG sales	378.3	341.8	11%	978.6	975.5	-
(thousands of tons)

Volume - Chemicals sales	123.8	120.9	2%	352.3	314.7	12%
(thousands of tons)

(*) In financial statements of 2002, Ultrapar underwent a corporate restructuring. While the restructuring was completed in December of that year, it was based on June 30, 2002. For the purpose of the explanations hereof, we have used the pro-forma statements found in note Nº 23, which re-states 3Q02 minority interest and net income to incorporate the effects of the restructuring.

2) Performance analysis:

Net sales and services: Ultrapar reported consolidated third quarter 2003 net sales revenues of R$1,063.3 million, 28% higher than in the same period of the previous year. Year-to-date 2003, Ultrapar’s revenues grew 40% year-over-year reaching R$2,930.3 million.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

FEDERAL PUBLIC SERVICE	Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	September 30, 2003
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01846-5 Ultrapar Participações S.A.	33.256.439/0001-39

08.01 - Comments on the Company’s Consolidated Performance for the Quarter

Ultragaz: Ultragaz posted revenues of R$717.9 million, compared with R$525.9 million in third quarter 2002. Ultragaz’s 3Q03 sales volume totaled 378 thousand tons, a 11% increase over 3Q02 sales volume, due to the increase in market share from the incorporation of 47 thousand tons of Shell Gas LPG operations, acquired in August 2003.

In comparison with 3Q02, the Brazilian LPG market shrank by 3% on 3Q03, due to (i) low economic activity, especially in July and August 2003, and (ii) to the loss of contracts with large LPG clients to suppliers of natural gas during the first half of 2003. However, compared to 2Q03, the market presented a positive trend, with a 7% increase in sales volume. Excluding the sales volume inherited from Shell Gás, Ultragaz posted a sales volume growth in line with the market. Sales volume growth including Shell Gás was 22% over 2Q03.

The chart below presents year-over-year sales volume variations of the LPG market, since deregulation of LPG prices charged by Petrobras to distributors in January 2002.

Year-over-year sales volume variations of the LPG market

Oxiteno: Oxiteno’s revenues amounted to R$308.5 million, compared with R$281.6 million in 3Q02. Sales volume totaled 123.8 thousand tons, 2% higher than the 120.9 thousand tons sold in the same period last year. The domestic market accounted for 75.9 thousand tons, 5% higher than the volume sold in 3Q02, mainly due to (i) an inventory replacement process in practically all of the segments where Oxiteno operates, specially in September 2003; (ii) greater penetration in the agricultural chemical sector, a segment which has also been growing strongly this year; and (iii) the acquisition of new clients substituting imports. Exports totaled 47.8 thousand tons, 2% lower than in 3Q02, due to Oxiteno’s strategy of giving priority to the domestic market, which, specially in September, presented substantial sales volume. Growth in sales volume combined with improved sales mix and a recovery in the international market prices for commodity chemicals enabled Oxiteno to compensate for the 6% appreciation of the between third quarters and post a 10% revenue increase in 3Q03 when compared to 3Q02.

Cost of sales and services: The cost of sales and services at Ultrapar in 3Q03 amounted to R$ 843.2 million, a 38% increase compared with R$608.9 million in 3Q02. Year-to-date 2003, Ultrapar’s cost of sales and services increased 49% when compared with the same period of 2002.

Ultragaz: Ultragaz’s cost of sales and services was R$ 607.8 million, compared with R$421.9 million in 3Q02. The unit cost of sales and services at Ultragaz increased by 31% in the comparative between third

(Convenience Translation into English from the Original Previously Issued in Portuguese)

FEDERAL PUBLIC SERVICE	Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	September 30, 2003
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01846-5 Ultrapar Participações S.A.	33.256.439/0001-39

quarters mainly due to higher LPG prices charged by Petrobras. Petrobras’ LPG price charged to the distributors (ex-refinery price) was adjusted in 36% due to higher LPG prices in the international market and the depreciation of the real between September and December 2002.

Oxiteno: Oxiteno’s costs sales and services totaled R$ 215.0 million, versus R$ 174.0 million in 3Q02. The 3Q03 unit cost of sales and services at Oxiteno was 21% higher than in 3Q02, mainly due to the 24% increase of the ethylene price in reais. This rise in ethylene prices is the result of a 25% increase in the dollar price of naphtha plus the effect of exchange variation. Due to the pricing system of naphtha in Brazil, Oxiteno’s unit variable cost presented a 8% reduction when comparing 3Q03 with 2Q03.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

FEDERAL PUBLIC SERVICE	Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	September 30, 2003
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01846-5 Ultrapar Participações S.A.	33.256.439/0001-39

08.01 - Comments on the Company’s Consolidated Performance for the Quarter

Gross profit: Despite the above mentioned cost increases, Ultrapar’s 3Q03 gross profit reached R$ 220.1 million, similar levels as the R$224.2 million of 3Q02. Compared with 2Q03, Ultrapar’s gross profit increased by 17%. Year-to-date 2003 gross profit grew 16% to R$ 600.5 million.

Sales, general and administrative expenses: Ultrapar’s 3Q03 operating expenses totaled R$ 116.3 million, compared to R$ 95.4 million in 3Q02. Year-to-date 2003 sales, general and administrative expenses totaled R$ 323.8 million, a 23% increase over the same period in 2002.

Ultragaz: SG&A expenses at Ultragaz were R$ 65.7 million in the quarter, R$ 13.0 million higher than in third quarter 2002. Of this amount, R$ 3.0 million are SG&A expenses of Shell Gás, incorporated in August 2003. Excluding this effect, the increase in expenses was R$ 10.0 million (19% year-over-year), which is mainly attributed to a R$ 5.6 million growth in depreciation expenses, consistent with the capital expenditures amount, and a R$ 2.5 million increase in payroll expenses, due to the collective wage agreement negotiated in September 2002.

Oxiteno: Oxiteno’s 3Q03 SG&A expenses grew 14% from the R$36,9 million of 3Q02 to R$ 42.2 million of 3Q03. Sales expenses were up R$ 2.7 million (18%), mainly due to a R$ 4.3 million increase in freight costs, partially compensated by the reversal of a R$ 3.0 million provision for doubtful accounts made at the end of 2001, related to clients in Argentina. Administrative expenses grew by R$ 2.1 million (10%), mainly as a function of higher payroll expenses, contributed the collective wage agreement negotiated in the second semester of 2002.

Income from operations: Ultrapar’s 3Q03 income from operations was R$ 105,1 million and R$ 128.9 million in the same period of last year. At Ultragaz, income from operations was R$52.3 million in 3Q02 and R$ 43.9 million in 3Q03, and at Oxiteno it was R$70.2 million in 3Q02 and R$52.9 million in 3Q03. Year-to-date Ultrapar’s income from operations totaled R$ 279.8 million, a 9% increase over the same period of 2002.

Financial income (expense), net: Ultrapar recorded a 3Q03 financial expense of R$ 12.3 million, compared with a financial income of R$20.2 million in 3Q02. The financial result in this quarter was impacted by the lower income from cash investments, due to the R$ 170.6 million cash disbursement for the acquisition of Shell Gás in August 2003.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

FEDERAL PUBLIC SERVICE	Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	September 30, 2003
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01846-5 Ultrapar Participações S.A.	33.256.439/0001-39

Furthermore, the 3Q02 financial result was positively impacted by the effect of the real depreciation on our overseas financial investments.

Equity income: 3Q03 equity income was R$ 14.7 million, composed chiefly of income tax incentives at Oxiteno Nordeste, Tequimar and Bahiana Distribuidora de Gás.

Nonoperating income (expenses), net: In third quarter 2003, Ultrapar recorded nonoperating income of R$ 1.4 million. In third quarter 2002, we presented a negative nonoperating expense of R$42.8 million as a result from the R$40.5 million provision related to our investment in Norquisa. The amount of the provision reflected estimates of the market value of Norquisa’s assets.

Income and social contribution taxes: Income and social contribution tax expenses decreased from R$ 37.7 million in 3Q02 to R$ 31.2 million in 3Q03, in line with the year-over-year performance in income before taxes and profit sharing.

Minority interests: Expenses related to minority interests declined from R$8.9 million in 3Q02 to R$ 1.9 million in 3Q03.

Net income: Ultrapar’s third quarter 2003 net income amounted to R$75.8 million, a 4% increase over third quarter 2002. Year-to-date 2003 net income reached R$ 187.4 million, 34% higher than the net income of the same period in 2002.

EBITDA: Ultrapar reported 3Q03 EBITDA of R$ 143.8 million, 10% below the 3Q02 EBITDA of R$ 160.1 million. 3Q03 EBITDA represented a 21% increase in Ultrapar’s 2Q03 EBITDA. Year-to-date Ultrapar’s EBITDA was 11% higher than that of the same period of 2002.

ULTRAPAR – Quarterly EBITDA performance

(Convenience Translation into English from the Original Previously Issued in Portuguese)

FEDERAL PUBLIC SERVICE	Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	September 30, 2003
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01846-5 Ultrapar Participações S.A.	33.256.439/0001-39

EBITDA

R$ million	3Q03	3Q02	Change	9M03	9M02	Change

Ultrapar	143.8	160.1	(10%)	384.6	347.4	11%
Ultragaz	68.9	71.7	(4%)	166.5	181.0	(8%)
Oxiteno	62.2	78.7	(21%)	182.3	139.9	30%
Ultracargo	10.8	8.3	30%	30.9	22.2	39%

FEDERAL PUBLIC SERVICE	Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	September 30, 2003
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01846-5 Ultrapar Participações S.A.	33.256.439/0001-39

09.01 - Investments in subsidiaries and/or affiliates

1-Item	2 – Company Name	3 - Corporate Taxpayer Number (CNPJ)	4 - Classification	5 -% of ownership interest investee	6 - % of investor’s net equity	7 - Type of company	8 - Number of shares held in the current quarter (in thousands)	9 - Number of shares held in the previous quarter (in thousands)

01	Ultraquímica Participações Ltda.	34.266.973/0001-99	Closely-held subsidiary	100.00	38,39	Commercial, industrial and other	2,461	2,461
02	Ultragaz Participações Ltda.	57.651.960/0001-39	Closely-held subsidiary	100.00	16,94	Commercial, industrial and other	4,336	4,336
03	Ultracargo Participações Ltda.	55.215.487/0001-11	Closely-held subsidiary	100.00	8,61	Commercial, industrial and other	2,857	2,857
04	Ultratecno Participações Ltda.	53.690.921/0001-90	Closely-held subsidiary	100.00	0,66	Commercial, industrial and other	65,159	65,159
05	Imaven Imóveis e Agropecuária Ltda.	61.604.112/0001-46	Closely-held subsidiary	100.00	3,40	Commercial, industrial and other	27,734	27,734
06	Oxiteno S.A. - Indústria e Comércio	62.545.686/0001-53	Closely-held subsidiary	100.00	57,26	Commercial, industrial and other	35,102	35,102
07	Oxiteno Nordeste S.A. Indústria e Comércio	14.109.664/0001-06	Investee of subsidiary/affiliated company	99,07	40,96	Commercial, industrial and other	4,275	4,275
08	Terminal Químico de Aratu S.A.	14.688.220/0001-64	Investee of subsidiary/affiliated company	99,41	6,43	Commercial, industrial and other	12,536	12,536
09	Transultra Armazenamento e Transportes Especiais Ltda.	60.959.889/0001-60	Investee of subsidiary/affiliated company	100,00	5,55	Commercial, industrial and other	34,999	34,999
10	Companhia Ultragaz S.A.	61.602.199/0001-12	Investee of subsidiary/affiliated company	86,31	6,69	Commercial, industrial and other	169,273	168,698
11	Bahiana Distribuidora de Gás Ltda.	46.395.687/0001-02	Investee of subsidiary/affiliated company	100,00	6,45	Commercial, industrial and other	24	24
12	Utingás Armazenadora S.A.	61.916.920/0001-49	Investee of subsidiary/affiliated company	55,99	1,52	Commercial, industrial and other	2,751	2,751
13	SPGás Distribuidora de Gás S.A.	65.828.550/0001-49	Investee of subsidiary/affiliated company	100,00	11,01	Commercial, industrial and other	1,314	0

FEDERAL PUBLIC SERVICE	Corporate Law
BRAZILIAN SECURITIES COMMISSION (CVM)	September 30, 2003
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01846-5 Ultrapar Participações S.A.	33.256.439/0001-39

17.01 - REPORT ON LIMITED REVIEW - UNQUALIFIED

To the Shareholders and Management of Ultrapar Participações S.A.

São Paulo - SP

1.	We have reviewed the accompanying quarterly financial information of Ultrapar Participações S.A. (the “Company”) and subsidiaries as of and for the three and nine-month periods ended September 30, 2003 and 2002, prepared under the responsibility of management and in conformity with Brazilian accounting practices, consisting of the balance sheets (Company and consolidated), the statements of income and the performance report, all expressed in Brazilian reais.

2.	We conducted our reviews in accordance with specific standards established by the IBRACON - Brazilian Institute of Independent Auditors, together with the Federal Accounting Council, which consisted principally of: (a) inquiries of and discussions with persons responsible for the accounting, financial and operating areas as to criteria adopted in preparing the quarterly financial information, and (b) review of the information and subsequent events that had or might have had material effects on the financial position and operations of the Company and its subsidiaries.

3.	Based on our reviews, we are not aware of any material modification that should be made to the quarterly financial information referred to in paragraph 1 for it to be in conformity with Brazilian accounting practices and standards issued by the Brazilian Securities Commission (CVM), specifically applicable to the preparation of mandatory quarterly information.

4.	The accompanying quarterly financial information has been translated into English for the convenience of readers outside Brazil.

São Paulo, October 28, 2003

DELOITTE TOUCHE TOHMATSU Auditores Independentes

Altair Tadeu Rossato Engagement Partner

The original of this report has been delivered to the Company, duly signed, accompanied by the quarterly financial information (ITR) sheets, initialed only for identification purposes.

Index

Group	Table	Description	Page
01	01	Identification	01
01	02	Head office	01
01	03	Investor relations director (Company mailing address)	01
01	04	ITR reference	01
01	05	Capital composition	02
01	06	Characteristics of the Company	02
01	07	Companies excluded from the consolidated financial statements	02
01	08	Dividends approved and/or paid during and after the quarter	02
01	09	Subscribed capital and changes in the current year	03
01	10	Investor relations director	03
02	01	Balance sheet – assets	04
02	02	Balance sheet – liabilities and stockholders' equity	05
03	01	Statement of income	06
04	01	Notes to the quarterly information	07
05	01	Comments on the Company’s performance for the quarter	29
06	01	Consolidated balance sheet – assets	30
06	02	Consolidated balance sheet – liabilities and stockholders’ equity	31
07	01	Consolidated statement of income	32
08	01	Comments on the consolidated performance for the quarter	33
09	01	Investments in subsidiaries and/or affiliates	37
17	01	Report on special review – unqualified	38
		Ultraquímica Participações Ltda
		Ultragaz Participações Ltda
		Ultracargo Participações Ltda.
		Ultratecno Participações Ltda.
		Imaven Imóveis e Agropecuária Ltda.
		Oxiteno S.A. Indústria e Comércio
		Oxiteno Nordeste S.A. Ind. e Com.
		Terminal Químico Aratu S.A.
		Transultra Armaz. Transp. Esp. Ltda.
		Companhia Ultragaz S.A.
		Bahiana Distribuidora de Gás Ltda.
		Utingás Armazenadora S.A.
		SPGAS Distribuidora de Gás S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ULTRAPAR HOLDINGS INC.

By:	/s/ Fabio Schvartsman

	Name:	Fabio Schvartsman
	Title:	Chief Financial Officer